Exhibit 99.1
IMPORTANT INFORMATION FOR SHAREHOLDERS
Notice of the Annual General Meeting of Shareholders
and
Information Circular
March 6, 2009
www.methanex.com

Methanex	1800 Waterfront Centre	Telephone: 604 661 2600
Corporation	200 Burrard Street	Facsimile: 604 661 2602
Vancouver, British Columbia
	Canada V6C 3M1	www.methanex.com
March 6, 2009
INVITATION TO SHAREHOLDERS
On behalf of the entire Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual General Meeting of shareholders. The meeting will be held at the Vancouver Convention & Exhibition Centre West in Vancouver, British Columbia on Tuesday, May 5, 2009 at 10:30 a.m.
At the meeting, we will be voting on a number of important matters. We hope you will take the time to consider the information describing these matters in the accompanying Information Circular. We encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy. Use of the proxy form is explained in the Information Circular. If you are a “non-registered” shareholder, follow the instructions that you should receive from or on behalf of your intermediary to ensure that your shares get voted at the meeting in accordance with your wishes.
The meeting will provide you with a forum to learn more about our 2008 performance and hear first-hand our strategy for the future. It will also provide you with an excellent opportunity to meet the Company’s directors and senior management and ask them any questions you may have.
We hope that you will attend the Annual General Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live through the investor relations section of our website: www.methanex.com.
Sincerely,

Bruce Aitken
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
The Annual General Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Tuesday, May 5, 2009

TIME:	10:30 a.m. (Vancouver time)

PLACE:	Meeting Rooms 301-305 (Summit Level)
Vancouver Convention & Exhibition Centre West
1055 Canada Place
Vancouver, British Columbia
The Meeting is being held for the following purposes:
1.	to receive the Consolidated Financial Statements for the financial year ended December 31, 2008 and the Auditors’ Report on such statements;

2.	to elect directors;
3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;
4.
to consider and, if thought fit, pass an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the Information Circular accompanying this notice; and

5.	to transact such other business as may properly come before the Meeting.
If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to (416) 368 2502 or toll free in North America 1 866 781 3111 or forward it to CIBC Mellon Trust Company using the envelope provided with these materials. Proxies must be received no later than 24 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any adjournment thereof.
DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of March, 2009.
BY ORDER OF THE BOARD OF DIRECTORS

RANDY MILNER
Senior Vice President, General Counsel and
Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 6, 2009 unless otherwise stated.
PART I VOTING
Solicitation of proxies
This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”) for use at the Annual General Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment thereof) and for the purposes described in the accompanying Notice of Annual General Meeting of Shareholders.
It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 27, 2009 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual General Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) on March 13, 2009 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof. Each Registered Shareholder has one vote for each Common Share held at the close of business on the Record Date. As of March 6, 2009, there were 92,039,492 Common Shares outstanding. As of that date, to the knowledge of the directors and senior officers of the Company, the only person who beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights of the Company was AllianceBernstein L.P. Based on the most recent information filed by them on January 12, 2009, AllianceBernstein L.P. beneficially owned and exercised control or direction over 10,926,480 Common Shares, representing approximately 11.9% of the voting rights attached to the Company’s voting securities.
Can I vote Common Shares that I acquired after the Record Date (March 13, 2009)?
No. Only Common Shares that are held by a shareholder on the Record Date are entitled to be voted at the Meeting.
How do I vote?
If you are a Registered Shareholder, there are two ways in which you can vote your shares. You can either vote by proxy or vote in person at the Meeting.
Voting by proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your shares in person (see “How do I revoke a proxy” on page 3).
Voting in person
Registered Shareholders who will attend the Meeting and wish to vote their shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are those whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.
Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.
If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CIBC Mellon Trust Company, when you arrive at the Meeting.
What is a proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after adjournment of the Meeting.
If you are a Registered Shareholder and you complete the enclosed proxy form by marking the appropriate boxes, your shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my shares be voted if I give my proxy?” below.
How do I appoint a proxyholder?
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. It does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CIBC Mellon Trust Company within the time specified below for receipt of proxies.
If you leave the space on the proxy form blank, either Pierre Choquette or Bruce Aitken, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Choquette is the Chairman of the Board and Mr. Aitken is President and Chief Executive Officer of the Company.
For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares (or the holder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CIBC Mellon Trust Company, in the envelope provided or by fax to (416) 368 2502 or toll free in North America 1 866 781 3111 and received no later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof.
How will my shares be voted if I give my proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder can vote your shares as they see fit. However, if you have not specified how to vote on a particular issue and Mr. Choquette or Mr. Aitken have been appointed as proxyholder, your shares will be voted in favour of the particular issue. For more information on these issues, see Part II “BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual General Meeting of Shareholders and other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your shares as they consider best.

How do I revoke a proxy?
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to (416) 368 2502 or toll free in North America 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to (604) 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a Proxyholder” above, you will be able to vote your shares in person at the Meeting.
Who pays for this solicitation of proxies?
The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.
Who counts the votes?
The Company’s transfer agent, CIBC Mellon Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.
How do I contact the transfer agent?
If you have any inquiries, the Company’s principal registrar and transfer agent is CIBC Mellon Trust Company, and can be contacted as follows:

Email:	inquiries@cibcmellon.com
Toll-free:	1 800 387 0825
Telephone:	(416) 643 5500
Fax:	(416) 643 5501
Mail:	CIBC Mellon Trust Company
PO Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
The Company’s co-registrar and co-transfer agent in the United States is Registrar and Transfer Company, however all shareholder inquiries should be directed to CIBC Mellon Trust Company.

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
The consolidated financial statements for the year ended December 31, 2008 will be received by shareholders of the Company at the Annual General Meeting of the Company and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the CBCA and to non-registered shareholders that have requested such financial statements with the Notice of the Annual General Meeting of Shareholders and this Information Circular.
ELECTION OF DIRECTORS
The directors of the Company are elected each year at the Annual General Meeting of the Company and hold office until the close of the next Annual General Meeting or until their successors are elected or appointed. The articles of the Company provide that the Company have a minimum of 3 and a maximum of 15 directors. The bylaws of the Company state that when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board of Directors. The Board of Directors, on an annual basis, considers the size of the Board and on March 6, 2009, the directors determined that the Board of Directors shall consist of 11 directors, such size being consistent with effective decision-making.
The Corporate Governance Committee recommends to the Board nominees for election as directors. The process by which the Committee identifies new candidates for nomination to the Board of Directors is described commencing on page 18, under the heading “Nomination of Directors.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.
The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors and other relevant information, including the number of Common Shares(1), Deferred Share Units (“DSUs”)(2) and Restricted Share Units (“RSUs”)(3) held by each of them as at the date of this Information Circular and their market value. In the case of Mr. Aitken, the Company’s President and Chief Executive Officer, the table sets out the number of Performance Share Units (“PSUs”)(4) and DSUs that he holds. Information regarding Mr. Aitken’s stock options(5) and other holdings can be found in the “Outstanding Share-Based Awards and Option-Based Awards” table on page 39. The table also sets out whether a nominee is independent or not independent. See page 16 for information on how director independence is determined. Unless otherwise stated, all Canadian dollar amounts in the table below have been converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008.

BRUCE AITKEN Age: 54 Vancouver, BC, Canada Director since: July 2004 Not Independent
Mr. Aitken is President and Chief Executive Officer of the Company. Prior to his appointment in May 2004, Mr. Aitken was President and Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He has been an employee of the Company and its predecessor methanol companies for about 18 years. Prior to joining the Company, Mr. Aitken was Executive Director of Cape Horn Methanol (now Methanex Chile) in Santiago.

Mr. Aitken has a Bachelor of Commerce degree from Auckland University and is a member of the New Zealand Institute of Chartered Accountants, ACA (Associate Chartered Accountant).

			Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships(6)	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	7 of 7	100%	Chair, Advisory Board, Centre for CEO Leadership, Sauder School of Business, (educational institution) (since 2009)
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs	Common Shares,	DSUs and PSUs(7)		Requirements		Ownership
Shares	and PSUs	DSUs and PSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
110,969	362,980	473,949	9,274,461	9,886,575	5,253,283	5,600,000	Yes

HOWARD BALLOCH Age: 57 Beijing, China Director since: December 2004 Independent
Mr. Balloch is President of The Balloch Group. Based in Beijing, The Balloch Group is a private investment advisory and merchant banking firm specializing in China and other Asian markets. Prior to this, from 1996 to 2001, Mr. Balloch was the Canadian Ambassador to the People’s Republic of China.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a Masters Degree in International Relations, both from McGill University, Montreal.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	6 of 7	15 of 16	94%	Ivanhoe Mines Ltd. (since 2005)
Corporate Governance Committee	4 of 4			Ivanhoe Energy Inc. (since 2002)
Human Resources Committee	3 of 3			Tiens Bio-Tec USA Ltd. (since 2003)
Public Policy Committee (Chair)	2 of 2
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
4,000	10,062	14,062	275,172	293,333	187,617	200,000	Yes

PIERRE CHOQUETTE Age: 66 Vancouver, BC, Canada Director since: October 1994 Independent
Mr. Choquette is a corporate director and is Chairman of the Board of the Company. Mr. Choquette was Chairman of the Board and Chief Executive Officer of the Company from September 2003 to May 2004 and President and Chief Executive Officer of the Company from October 1994 to September 2003. He was a Company employee for nine years.

Mr. Choquette holds a Bachelor of Arts, Bachelor of Science and a Master of Science in Chemical Engineering from Laval University, Quebec City. He is also a graduate of the Advanced Management Program at the Harvard Graduate School of Business Administration.

			Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships(9)	Attendance		meetings	Other Current Board Memberships

Member of the Board	7 of 7	7 of 7	100%	Canada Pension Plan Investment Board (government agency) (since 2008)
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
26,218	38,959	65,177	1,275,415	1,359,592	703,565	750,000	Yes

PHILLIP COOK Age: 62 Austin, Texas, USA Director since: May 2006 Independent
Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development and New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals and Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products and Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	19 of 19	100%	Member, College of Engineering Foundation Advisory Board of the University of Texas at Austin (educational institution)
Audit, Finance & Risk Committee	7 of 7
Public Policy Committee	2 of 2
Responsible Care Committee	3 of 3
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
12,500	10,061	22,561	441,484	470,622	187,617	200,000	Yes

THOMAS HAMILTON Age: 65 Houston, Texas, USA Director since: May 2007 Independent
Mr. Hamilton has been co-owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President and Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP and Standard Oil Company.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	16 of 16	100%	FMC Technologies, Inc. (since 2001) HCC Insurance Holdings, Inc. (since 2008) Hercules Offshore Inc. (since 2004)
Corporate Governance Committee	4 of 4
Public Policy Committee	2 of 2
Responsible Care Committee	3 of 3
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
12,000	6,896	18,896	369,766	394,171	187,617	200,000	Yes

ROBERT KOSTELNIK Age: 58 Katy, Texas, USA Director since: September 2008 Independent
Mr. Kostelnik is a corporate director. He held the position of Vice President of Refining for CITGO Petroleum Corporation from July 2006 until his retirement in 2008. Mr. Kostelnik held a number of senior positions during his 16 years with CITGO. CITGO refines and markets petrochemical products. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) with honors from the University of Missouri and is a Registered Professional Engineer.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	2 of 2	4 of 4	100%	None
Public Policy Committee	1 of 1
Responsible Care Committee	1 of 1
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
18,300	3,800	22,100	432,463	461,006	187,617	200,000	Yes

DOUGLAS MAHAFFY Age: 63 Toronto, Ontario, Canada Director since: May 2006 Independent
Mr. Mahaffy held the position of Chairman and Chief Executive Officer of McLean Budden Limited from October 1989 to February 2008. On February 29, 2008, Mr. Mahaffy retired as Chief Executive Officer of McLean Budden; however, he remains Chairman. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden is an investment management firm that administers over $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration, both from York University, Toronto.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	14 of 14	100%	Chairman, McLean Budden Limited (private)(since 1989) (10)
Corporate Governance Committee (Chair)	4 of 4
Human Resources Committee	3 of 3
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
0	14,885	14,885	291,277	310,501	187,617	200,000	Yes

A. TERENCE (TERRY) POOLE Age: 66 Calgary, Alberta, Canada Director since: February 1994(11) Independent
Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy and Development of NOVA Chemicals Corporation, a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance and Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President and Chief Financial Officer of NOVA Corporation from 1994 to 1998.

Mr. Poole is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a Member of the Canadian, Quebec and Ontario Institutes of Chartered Accountants and is also a Member of the Financial Executives Institute.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	19 of 19	100%	Pengrowth Corporation (since 2005)
Audit, Finance & Risk Committee (Chair)(12)	7 of 7
Corporate Governance Committee	3 of 3
Public Policy Committee	2 of 2
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
35,000	25,550	60,550	1,184,871	1,263,073	187,617	200,000	Yes

JOHN REID Age: 61 Vancouver, British Columbia, Canada Director since: September 2003 Independent	Mr. Reid is a corporate director. Mr. Reid held the position of President and Chief Executive Officer of Terasen Inc., an energy distribution and transportation company, from November 1997 to November 2005. Prior to that position he was Executive Vice President and Chief Financial Officer of Terasen for two years.

Mr. Reid has an economics degree from the University of Newcastle upon Tyne in the United Kingdom and is a Fellow of the British Columbia, England and Wales Institutes of Chartered Accountants.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	6 of 7	18 of 20	90%	Corix Infrastructure Inc. (private) (since 2006) Corix Water Products Inc. (private) (since 2006) Finning International Inc. (since 2006)
Audit, Finance & Risk Committee	6 of 7
Human Resources Committee	3 of 3
Responsible Care Committee	3 of 3
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
10,000	30,283	40,283	788,277	840,303	187,617	200,000	Yes

JANICE RENNIE Age: 51 Edmonton, Alberta, Canada Director since: May 2006 Independent
Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources and Organizational Effectiveness for EPCOR Utilities Inc. EPCOR builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Accountants of Alberta.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	17 of 17	100%
bcIMC Hospitality Group (private) (since 2008) Greystone Capital Management Inc. (private) (since 2003) Matrikon Inc. (since 2003) Teck Cominco Limited (since 2007) West Fraser Timber Co. Ltd. (since 2004)

Audit, Finance & Risk Committee	7 of 7
Human Resources Committee	3 of 3

Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
2,000	10,065	12,065	236,094	251,676	187,617	200,000	Yes

MONICA SLOAN Age: 54 Calgary, Alberta, Canada Director since: September 2003 Independent
Ms. Sloan is a corporate director. She was Chief Executive Officer of Intervera Ltd. from January 2004 to December 2008. Intervera provides data quality products and services to the energy industry. Prior to this position Ms. Sloan was an Independent Consultant for ME Sloan Associates from October 1999.

Ms. Sloan holds a Master of Engineering from Stanford University and a Master of Business Administration from the Harvard Graduate School of Business Administration.

Total 2008 Attendance
	2008		at Board and Committee
Board / Committee Memberships	Attendance		meetings	Other Current Board Memberships
Member of the Board	7 of 7	17 of 17	100%	Industrial Alliance Pacific Insurance and
Corporate Governance Committee	4 of 4			Financial Services Inc. (since 2007)
Human Resources Committee	3 of 3
Responsible Care Committee	3 of 3
Share and Share Equivalents Held as of March 6, 2009:

Total Market Value of
		Total of	Common Shares,		Minimum Shareholding		Meets Stock
Common	Total DSUs and	Common Shares,	DSUs and RSUs(7)		Requirements		Ownership
Shares	RSUs	DSUs and RSUs	US$	CDN$	US$	CDN$	Guidelines?(8)
3,000	35,642	38,642	756,165	806,072	187,617	200,000	Yes

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)” on page 23.

(3)	For information on Restricted Share Units, see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 23.

(4)	For information on Performance Share Units, see “Performance Share Unit Plan” on page 33. Non-management directors do not participate in this plan.

(5)	Non-management directors ceased being granted stock options in 2003 and no non-management director currently holds any stock options.

(6)	Mr. Aitken is not a member of any Committee, but attends all Committee meetings in his capacity as President and Chief Executive Officer.

(7)	This value is calculated using $20.86, being the weighted average Canadian dollar closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 12-month period ending March 6, 2009.

(8)
See page 27 for more information on director share ownership guidelines. All new directors have a reasonable period of time within which to meet their stock ownership guidelines. See page 36 for Mr. Aitken’s stock ownership guidelines.

(9)	Mr. Choquette is not a member of any Committee, but attends all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(10)
Mr. Mahaffy was a director of Stelco Inc., a Canadian steel producer, from 1993 to March 2006. In January 2004, Stelco Inc. announced that it had obtained an Order of the Ontario Superior Court of Justice to initiate a court-supervised restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). Stelco Inc. emerged from the protection of the CCAA in April 2006 and was acquired in October 2007 by a wholly owned subsidiary of the United States Steel Corporation.

(11)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.

(12)	Mr. Poole has been designated as the “audit committee financial expert.”
Summary of Board and Committee Meetings
For the 12-month period ending December 31, 2008

Board of Directors	7
Audit, Finance & Risk Committee	7
Corporate Governance Committee	4
Human Resources Committee	3
Public Policy Committee	2
Responsible Care Committee	3
Summary of Attendance of Directors at Board and Committee Meetings
For the 12-month period ending December 31, 2008

					%
	Board	% Board	Committee		Committee	Total Board and Committee
	Meetings	Meetings	Meetings Attended		Meetings	Meetings Attended
Director	Attended	Attended	#	Committee	Attended	#	%
Bruce Aitken	7 of 7	100%	—(1)		—	7 of 7	100%
Howard Balloch	6 of 7	86%	4 of 4	Corporate Governance	100%	15 of 16	94%
			3 of 3	Human Resources	100%
			2 of 2 (Chair)	Public Policy	100%
Pierre Choquette	7 of 7	100%	—(2)		—	7 of 7	100%
Phillip Cook	7 of 7	100%	7 of 7	Audit, Finance & Risk	100%	19 of 19	100%
			2 of 2	Public Policy	100%
			3 of 3	Responsible Care	100%
Thomas Hamilton	7 of 7	100%	4 of 4	Corporate Governance	100%	16 of 16	100%
			2 of 2	Public Policy	100%
			3 of 3	Responsible Care	100%
Robert Kostelnik(3)	2 of 2	100%	1 of 1	Public Policy	100%	4 of 4	100%
			1 of 1	Responsible Care	100%
Douglas Mahaffy	7 of 7	100%	4 of 4 (Chair)	Corporate Governance	100%	14 of 14	100%
			3 of 3	Human Resources	100%
A. Terence Poole	7 of 7	100%	7 of 7 (Chair)	Audit, Finance & Risk	100%	19 of 19	100%
			3 of 3(4)	Corporate Governance	100%
			2 of 2	Public Policy	100%
John Reid	6 of 7	86%	6 of 7	Audit, Finance & Risk	86%	18 of 20	90%
			3 of 3 (Chair)	Human Resources	100%
			3 of 3	Responsible Care	100%
Janice Rennie	7 of 7	100%	7 of 7	Audit, Finance & Risk	100%	17 of 17	100%
			3 of 3	Human Resources	100%
Monica Sloan	7 of 7	100%	4 of 4	Corporate Governance	100%	17 of 17	100%
			3 of 3	Human Resources	100%
			3 of 3	Responsible Care	100%
Graham Sweeney(5)	7 of 7	100%	7 of 7	Audit, Finance & Risk	100%	19 of 19	100%
			2 of 2	Public Policy	100%
			3 of 3 (Chair)	Responsible Care	100%
Total		97%			99%		98%

(1)	Mr. Aitken attends Committee meetings in his capacity as President and Chief Executive Officer of the Company.

(2)	Mr. Choquette attends Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(3)	Mr. Kostelnik was appointed a director in September 2008 and therefore did not attend any Board or Committee meetings prior to that time.

(4)	Mr. Poole joined the Corporate Governance Committee in February 2008 and attended all meetings of the Committee in 2008 after that time.

(5)	Mr. Sweeney will not be standing for re-election at the Meeting as he will be retiring effective May 5, 2009.

REAPPOINTMENT AND REMUNERATION OF AUDITORS
The directors of the Company recommend the reappointment of KPMG LLP, Chartered Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.
The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP, Chartered Accountants, as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Principal Accountant Fees and Services
Pre-Approval Policies and Procedures
The Company’s Audit, Finance & Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer to further ensure that adherence to this policy is monitored.
Audit and Non-Audit Fees Billed by the Independent Auditors
Fees billed by KPMG LLP during the years ended December 31, 2008 and December 31, 2007 were as follows:

US$000s	2008	2007
Audit Fees	1,409	1,810
Audit-Related Fees	26	42
Tax Fees	217	393
All Other Fees	—	—
Total	1,652	2,245
Each fee category is described below.
Audit Fees
Audit fees were billed for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees billed in 2008 were in respect of an “integrated audit” performed by KPMG LLP. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees were billed for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations as to the accounting or disclosure treatment of other transactions.
Tax Fees
Tax fees were billed for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.

AMENDMENT OF INCENTIVE STOCK OPTION PLAN
The Company has an Incentive Stock Option Plan (the “Plan”) under which options to purchase Common Shares may be granted to key employees of the Company and its subsidiaries. Information regarding the Plan is set out on pages 32 and 44 under “Incentive Stock Option Plan.”
The Plan states that the maximum number of Common Shares that may be issued from and after May 2, 2006 pursuant to options granted under the Plan is 5,250,000. Since May 2, 2006 a total of 1,081,441 Common Shares have been issued pursuant to options granted under the Plan, and a total of 4,168,559 Common Shares may be issued pursuant to options granted under the Plan that were outstanding prior to March 6, 2009 (the date on which the Board of Directors approved amendments to the Plan, as described below) or options available for future issuance under the Plan from and after such date.
As at March 6, 2009 there were 92,039,492 Common Shares outstanding. Not including the new options to purchase an additional 1,366,140 Common Shares granted on March 6, 2009 described below, as at the date of this Circular, options to purchase an aggregate of 3,845,467 Common Shares were outstanding and unexercised under the Plan. This represents approximately 4.2% of the issued and outstanding Common Shares on a non-diluted basis. Unless shareholders of the Company approve amendments to increase the maximum number of Common Shares that may be issued under the Plan, assuming that all options presently outstanding will be exercised in full, only an additional 323,092 Common Shares may be issued pursuant to options granted on or after March 6, 2009, representing approximately 0.4% of the issued and outstanding Common Shares on a non-diluted basis.
Prior to 2003, the Company’s Long-Term Incentive Plan was exclusively comprised of stock options for both executives and directors. Commencing in 2003, directors ceased to be granted stock options and instead have received only non-dilutive share units and executives have received only a percentage of their Long-Term Incentive Award as stock options with the remainder received in the form of non-dilutive share units. In 2006, the Company adopted a Performance Share Unit (“PSU”) Plan and since that time all executive officers and other employees who participate in the Company’s Long-Term Incentive Plan have received 50% of the value of their Long-Term Incentive award in the form of PSUs and 50% in the form of stock options.
The Board of Directors continues to believe that the ability to grant options to employees under the Plan as part of compensation should remain available as a component of the Company’s compensation policy. Accordingly, the Board of Directors believes that it is desirable to amend the Plan. At a meeting held on March 6, 2009 the Board of Directors approved, subject to shareholder approval, the following amendments (“Stock Option Plan Amendments”) to the Plan:
(i)	the maximum number of shares issuable from and after May 5, 2009 (the date of the Meeting) pursuant to options granted under the Plan shall be 8,400,000;

(ii)	the maximum term of any option granted under the Plan shall be seven years (instead of ten years); and

(iii)	clarification that non-management directors shall not be permitted to receive stock options under the Plan.
The Stock Option Plan Amendments are reflected in an amended and restated Incentive Stock Option Plan (the “Incentive Stock Option Plan 2009”). A copy of the Incentive Stock Option Plan 2009 is available for inspection at the head office of the Company, 1800 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, during normal business hours prior to the Meeting and will be tabled at the Meeting.
The maximum 8,400,000 Common Shares specified pursuant to the Stock Option Plan Amendments would represent approximately 9.1% of the issued and outstanding Common Shares on a non-diluted basis. The Company currently has in place a normal course issuer bid under which the Company has the ability but not the obligation to repurchase and cancel up to 7,909,393 Common Shares between May 20, 2008 and May 19, 2009. If all such shares were re-purchased, then on May 20, 2009, the 8,400,000 Common Shares specified in the Stock Option Plan Amendments would represent approximately 9.7% of the issued and outstanding Common Shares on a non-diluted basis. As at March 6, 2009, 2,165,000 shares have been repurchased by the Company under this bid.
At a meeting held on March 6, 2009 the Board of Directors approved the grant of options to 140 employees of the Company or its subsidiaries to acquire up to a total of 1,366,140 Common Shares pursuant to the Incentive Stock Option Plan 2009. All of these options were granted subject to the approval by the shareholders of the Stock Option Plan Amendments. Of the 1,366,140 new options granted, only 323,092 options are approved for issuance under the terms of the existing Plan. Therefore, shareholder approval is required for the additional 1,043,048 options that are not currently approved for issuance.

If the Stock Option Plan Amendments are approved, of the proposed 8,400,000 maximum number, 3,845,467 Common Shares would be available to permit issuance pursuant to options outstanding and unexercised prior to March 6, 2009 and a further 1,366,140 Common Shares would be available to permit issuance pursuant to the options granted on March 6, 2009. This would leave a total of 3,188,393 Common Shares available for issuance pursuant to options that may be granted in the future.
As at December 31, 2008, there were approximately 3.6 million options currently outstanding with exercise prices ranging from US$17.85 up to US$28.43. These options represent 3.9% of the Company’s outstanding Common Shares at December 31, 2008 and are significantly “underwater” or “out of the money” as the exercise prices for these options are well above the current market price for the Common Shares. The Board believes that the grant of new options to acquire 1,366,140 Common Shares (representing approximately 1.5% of the Company’s outstanding Common Shares at December 31, 2008) at an exercise price of US$6.33 (the closing price of the Common Shares on the TSX on March 5, 2009, the day prior to the date of grant and converted to US dollars at the Bank of Canada noon rate of exchange on March 5, 2009) will provide a valuable retention tool for officers and key employees. The following table shows the total number of options granted by the Board at its annual February/March meeting over the last several years:

Year	Number of Options Granted	Exercise Price (USD$)
2009	1,366,140	$6.33
2008	1,078,068	$28.43
2007	1,079,991	$24.96
2006	1,629,600	$20.76
In calibrating the number of options to be granted in 2009, the Board took into account the rapid decrease in the price of the Common Shares in the last quarter of 2008 and, mindful of the potential impact on dilution, implemented a share price smoothing mechanism to significantly reduce the number of options which would otherwise have been granted. Although the total number of options granted to employees in any year will depend upon a number of factors and cannot be accurately estimated in advance, the Board of Directors currently anticipates that the maximum number of Common Shares specified pursuant to the Stock Option Plan Amendments will permit future grants of options up to and including 2010 without the Company having to seek further approval from the shareholders.
Issuance of any Common Shares pursuant to options granted under the Stock Option Plan Amendments is conditional upon the Stock Option Plan Amendments being approved, to the extent necessary, by all applicable regulatory authorities, including the Toronto Stock Exchange (“TSX”) and the Nasdaq National Market (“Nasdaq”) (collectively, the “Exchanges”). Under the requirements of the Exchanges and the terms of the Plan, the Stock Option Plan Amendments must also be approved by the shareholders of the Company. Consequently, at the Meeting, shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution ratifying and approving the Stock Option Plan Amendments. The text of the proposed resolution is set out in Schedule A. This resolution must be passed by a simple majority of the votes cast by shareholders entitled to vote in person or by proxy at the Meeting. Under the TSX’s requirements, certain insiders of the Company eligible to receive a benefit under the Plan are not eligible to vote their shares in respect of the resolution. The Company believes that such insiders hold an aggregate of approximately 480,883 Common Shares. These shares will be excluded in determining whether the resolution to approve the Stock Option Plan Amendments receives the required approval.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, other than the election of directors and the approval of the Stock Option Plan Amendments. The officers of the Company are eligible to be granted options in the future under the Incentive Stock Option Plan. As a result, they may be considered to have an interest in the approval of the Stock Option Plan Amendments. In addition, officers of the Company were granted options on March 6, 2009, the issuance of Common Shares under which is conditional upon the Stock Option Plan Amendments being approved.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Statement of Corporate Governance Practices
Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.
The Company is a Canadian reporting issuer with its Common Shares listed on the TSX, the Nasdaq Global Market in the United States and the Foreign Securities Market of the Santiago Stock Exchange of Chile. In Canada, we are subject to National Instrument 58-101 — Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 — Corporate Governance Guidelines (the “Guidelines”). The Disclosure Instrument requires us to disclose certain corporate governance practices that we have adopted, while the Guidelines provide guidance on various corporate governance practices that companies like ours should adopt. A brief description of our corporate governance practices, with reference to the areas set out in the Disclosure Instrument and the Guidelines, follows.
1. Board of Directors
The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule B of this Circular and on our website.
2009 Board Objectives
Every year the Board of Directors establishes an annual set of “Board Objectives.” In late 2008, the Board established several key objectives for 2009 that call for particular attention to be paid to:
•	risks and opportunities presented by the current global economic environment;
•	natural gas sourcing for our facilities, particularly in Chile and New Zealand;
•	risks and opportunities for all methanol end uses including energy derivatives;
•	risks and opportunities in Chile, Egypt and China; and
•	improving knowledge of our competitors and major customers.
The status of and future actions for each objective are discussed at each Board meeting.
Committees of the Board of Directors
The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. All Committee members have been determined to be independent in accordance with Nasdaq rules and Canadian securities regulations and no Committee member was, during 2008, or is currently, an officer or employee of the Company or any of its subsidiaries.

The following table lists each of our Board Committees, its members and a summary of its key responsibilities.

		Meetings	Overall
		in 2008	Attendance
Committee	Members	(#)%		Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Phillip Cook John Reid Janice Rennie Graham Sweeney	7	97%
•     assisting the Board in fulfilling its oversight responsibility relating to:
•     the integrity of the Company’s financial statements
•     the financial reporting process
•     systems of internal accounting and financial controls

				• professional qualifications and independence of the external auditors
				• performance of the external auditors
				• risk management processes
				• financing plans and pension plans
				• compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Douglas Mahaffy (Chair) Howard Balloch Thomas Hamilton A. Terence Poole Monica Sloan	4	100%
•     establishing the appropriate composition, compensation and governance of the Board
•     recommending nominees for election or appointment as directors
•     assessing and enhancing the performance of the Board
•     maintaining an effective working relationship between the Board and management of the Company
•     shaping the corporate governance of the Company and developing corporate governance principles for the Company
•     monitoring compliance by the Company with ethics policies and legal and regulatory requirements

Human Resources Committee	John Reid (Chair) Howard Balloch Douglas Mahaffy Janice Rennie Monica Sloan	3	100%
•     approving the goals and objectives of the CEO and evaluating the CEO’s performance
•     reviewing and recommending to the Board for approval the remuneration of the Company’s senior executives
•     approving the remuneration of all other employees on an aggregate basis
•     approving the executive compensation discussion and analysis
•     reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs
•     recommending grants and administrative matters in connection with the long-term incentive plan
•     reviewing the operations and administration of the Company’s retirement plans

Public Policy Committee	Howard Balloch (Chair) Phillip Cook Thomas Hamilton Robert Kostelnik A. Terence Poole Graham Sweeney	2	100%	• reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs

Responsible Care Committee	Graham Sweeney (Chair) Phillip Cook Thomas Hamilton Robert Kostelnik John Reid Monica Sloan	3	100%
•     reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company
•     overseeing the Company’s Social Responsibility Policy
•     reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care®

(1)
The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other Committee information, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form dated March 17, 2009.

(2)	Mr. Poole is the “audit committee financial expert.”

Director Independence
Ten of the 11 nominees who are standing for election to the Company’s Board, including the Chairman, have been determined by the Board to be independent in accordance with Nasdaq rules and the Disclosure Instrument. Mr. Aitken is the President and Chief Executive Officer of the Company and is therefore not independent.
All Committees of the Board are constituted exclusively of independent directors. Mr. Aitken, in his capacity as President and Chief Executive Officer of the Company, and Mr. Choquette, in his capacity as Chairman of the Board, attend Committee meetings.
Other Directorships and Interlocking Relationships
Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors.” There are no nominees who served together as directors on the boards of other corporations or acted together as trustees for other entities during the financial year ended December 31, 2008.
In Camera Sessions
Following each in-person Board meeting and each Audit Committee meeting, the independent directors hold regularly scheduled “in camera” sessions at which non-independent directors and members of management are not in attendance. In camera sessions also follow most other Committee meetings. In 2008, the Board held six in-person meetings and in-camera sessions were held following each such meeting.
Meeting Attendance Records
The cumulative Board and Committee meeting attendance rate for all directors in 2008 was 98%. For information concerning the number of Board and Committee meetings held in 2008, as well as the attendance record of each director for those meetings, see the chart on page 10.
2. Board Mandate
The Company’s Corporate Governance Principles include the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule B of this Circular and on our website.
3. Position Descriptions
Board Chair and Committee Chairs
The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board and each Committee Chair. The Terms of Reference for both the Chairman of the Board and for Committee Chairs can be found on our website.
Individual Directors
The Board has developed written Terms of Reference for individual directors and they can be found on our website. The Corporate Governance Principles also set out the responsibilities of each director.
Chief Executive Officer (“CEO”)
The CEO has a written position description that sets out the position’s key responsibilities. In addition, the CEO has specific annual corporate and personal performance objectives and incentive compensation targets that he is responsible for meeting. These objectives and targets are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” commencing on page 30 for more complete information on these objectives and targets.

Retirement Policy
The Board of Directors has determined that there should not be a mandatory retirement age for directors and the Corporate Governance Principles establish that there should not be cumulative term limits for directors. The Company’s Corporate Governance Principles reflect this policy and state as follows:
Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
4. Orientation and Continuing Education
To familiarize new directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, each new director and, indeed, all directors, are provided with a director’s manual in the form of an electronic CD that contains information regarding these matters as well as information on the responsibilities and liabilities of directors and other relevant information. CDs containing updated information are provided to all directors on an ongoing basis. In addition, the Company encourages directors to meet with senior management and to visit our operations and plant locations.
The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues. The Company and all of our directors are members of the Institute of Corporate Directors and our directors have attended some of the courses and programs it offers. The Company contributes to the cost of directors attending appropriate continuing education programs. As well, written materials that are likely to be of interest to directors and that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Such materials are often also included in a “supplemental reading” section in Board and Committee books.
Board meetings and associated activities also provide directors with educational opportunities. Board meetings often include an educational presentation on a particular aspect of the Company’s operations and may include a presentation by an individual director on a topic relevant to the Company’s business that lies within that director’s area of expertise. The Board also conducts an annual one-day strategy session that provides detailed information on the business environment and trends affecting the Company. In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities. These site visits give directors an extended opportunity to interact with customers, business associates, government officials and high potential employees, tour facilities and gain an in-depth understanding of our global operations.
5. Ethical Business Conduct
Code of Business Conduct
The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. It provides a set of standards meant to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. The Code also establishes a confidential “whistle-blower” hotline for reporting suspected violations of the Code. The Code is reviewed annually by the Board. A copy of the Code may be found on our website. A printed version is also available upon request to the Corporate Secretary of the Company.
The Board monitors compliance with the Code primarily through the Audit Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee awareness of the Code.
The Code states that suspected Code violations are to be reported to the legal department and the General Counsel shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chair of the Audit Committee is advised of all reports that concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such a matter should be investigated and by whom.
No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

Transactions Involving Directors or Officers
The Code of Business Conduct contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. These reports, together with management’s knowledge of all transactions involving the Company and the directors and officers, are provided to the Corporate Governance Committee.
CEO Trading Policy
The Company has implemented a policy stating that if the President and Chief Executive Officer intends to trade in Company securities, including exercising options, a press release will be issued no less than five business days in advance of the date of the intended transaction. This policy does not apply to regularly scheduled purchases under the Company’s employee share purchase plan. The press release shall contain information that includes the maximum amount of shares or options intended to be sold or exercised, the expected date of the transaction, the approximate number of Common Shares the President and CEO will hold after the intended transaction, the share ownership guideline applicable to the President and CEO and whether it is reasonably expected that the President and CEO will meet the guideline immediately after the anticipated transaction.
Other Measures
The Board takes other steps to encourage and promote a culture of ethical business conduct. First, the Company’s Corporate Governance Principles state that the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. In addition, the Board has adopted a Social Responsibility policy that covers a host of activities such as social investment, governance, employee engagement and development and community involvement and creates a linkage with the Company’s firmly established Responsible Care ethic. The Company also has several other policies governing ethical business conduct, including a Corrupt Payments Prevention Policy, a Political Donation Policy and a Corporate Gifts and Entertainment Policy. The Corrupt Payments Prevention Policy prohibits the payment of bribes and kickbacks by Company employees and agents. The Political Donation Policy prohibits all political donations unless they are specifically approved in advance by the Company’s President and CEO. The Corporate Gifts and Entertainment Policy provides guidelines to Company employees on the appropriate manner that gifts, gratuities or entertainment are to be offered to or accepted from third parties with whom the Company has commercial relations.
6. Nomination of Directors
Nominating Committee and Nomination Process
The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A description of the responsibilities, powers and operation of the Corporate Governance Committee can be found commencing on page 14.
The Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to our Board of Directors. The Committee uses a Board skills matrix to assist in this process. On an annual basis, the Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. Below is a summary of the current Board skills matrix that sets out the various skills and experience categories and the Committee’s determination as to how many directors on the Board should possess those skills and experience. The Committee has reviewed all of the skills and experience of the current Board members against the matrix and has determined that the target numbers have been met.

Target Number of
Non-Management
Skills & Experience	Directors
Leadership	3-4
Commodity Experience	3-4
Global Chemical Industry Experience	3+
CFO / Retired Audit Partner	2
Capital Markets	1
Government Affairs	1
Previous Board Experience	7+
Environmental	2-3
International Experience	5-6
Energy	1-2
In identifying potential director candidates, the Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. Desirable individual characteristics include integrity, strength of character, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis.
Suitable director candidates have, over the past several years, been identified primarily through the use of an executive search firm retained under the authority of the Committee. The selection process is led by the Chair of the Committee but all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Committee Chair, the Board Chair and the CEO meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Committee and, if approved, the candidate is recommended to the Board.
Majority Voting for Directors
In 2006, the Board adopted a policy that states that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will, within 90 days of the Annual General Meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.
If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
7. Director and Officer Compensation
Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 21 and the process for determining executive compensation is described commencing on page 28.
8. Assessments
The Company’s Corporate Governance Principles state as follows:
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process which shall include a self-evaluation and a confidential discussion with the Chairman.
Our Board of Directors conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board.

The Company has carried out annual evaluation processes for a number of years. In 2008, the process included the following:
(i) Evaluation of the Chairman of the Board
Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors rated the Chairman of the Board and provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman of the Board. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full Committee at its November 2008 meeting.
(ii) Evaluation of the Board as a Whole
Directors were provided with an opportunity to evaluate how the Board and its committees are operating and to make suggestions for improvement. Directors rated and provided comments on issues such as how the Board is organized and functions, their satisfaction with their level of understanding of human resources issues, the Company’s strategic objectives, risks faced by the Company and the Company’s financial controls. A separate section addressed the Board’s committees and included questions such as the appropriateness of the current committee structure and the quality of reporting from committees to the full Board. Results were tabulated by the Corporate Secretary, provided to the Chairman of the Board and the Chair of the Corporate Governance Committee and then presented to the Corporate Governance Committee at its November 2008 meeting.
(iii) Evaluation of Individual Directors
Directors were provided with an opportunity to examine their own effectiveness, comment on their peers’ effectiveness and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors rated themselves and commented on their peers concerning a number of criteria, including their satisfaction with their level of contribution on strategic issues and their comfort at being able to express frank and contrary positions at Board meetings. Directors were also asked to provide an overall rating for each of their peers and invited to comment on their performance. The Corporate Secretary received all questionnaires and each director was provided with an individualized report detailing how that director scored himself or herself on each question, the combined average director score for each question and comments regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its November 2008 meeting regarding this process.
In addition, each Committee conducts an annual “mandate assurance review” in which it reviews the appropriateness of its own mandate and evaluates whether it is acting in compliance with its mandate. The Corporate Governance Committee is responsible for annually reviewing the mandates and the performance of each Committee.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
Objective and Design of the Director Compensation Program
We are the world’s largest supplier of methanol with sales and operations around the globe and revenues of US$2.3 billion in 2008. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge, and the ability to successfully carry out the Board’s mandate, which includes reviewing and approving the Company’s strategic plan. A copy of the Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule B and can also be found on our website at www.methanex.com.
Directors of the Company are required to devote significant time and energy to the performance of their duties. Our Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on at least two committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment and regulatory requirements. Therefore, to attract and retain experienced, skilled and knowledgeable directors that are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.
Our director compensation program is designed primarily to:
•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.
Director compensation is paid only to non-management directors and is comprised primarily of cash fees (annual retainer, meeting fees, chair fees and travel fees) and a share-based, long-term incentive award. Non-management directors are not eligible to receive stock options under the terms of the Company’s current Incentive Stock Option Plan. The Directors’ Total Compensation table on page 24 sets out the total compensation paid to the directors in 2008.
As part of this compensation program, the Company has also instituted share ownership guidelines for directors. The guidelines state that each non-management director is to own shares having a value equal to at least five times his or her annual retainer. See “Directors’ Share Ownership Guidelines” on page 27 for more details. The Board believes that share ownership guidelines further promote the objectives of director retention and alignment with long-term shareholders.
Process for Determining Director Compensation
The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.
The Committee reviews director compensation every two years. In connection with this review, the Committee reviews publicly filed compensation documents as well as director compensation surveys and reports published in Canada by reputable compensation consultants, to ensure that our director compensation is comparable to, and competitive with, the comparator group (discussed below) as well as other large Canadian public companies. In addition, the Committee may hire an external consultant to assist with the review process.
During the most recent director compensation review conducted in March 2007, the Committee reconfirmed that the target compensation level for directors should be the 50th percentile of a group of North American-based chemical companies with international operations. Mercer Human Resource Consulting was engaged by the Committee to review the market competitiveness of the Company’s director compensation program, including both cash fees and long-term incentive award, against the comparator group.

The following companies were used as the comparator group for the basis of the review in March 2007:

Air Products & Chemicals, Inc.	Monsanto Company
Chemtura Corporation	NOVA Chemicals Corporation
Eastman Chemical Company	PolyOne Corporation
Hercules Inc. (now Ashland Inc.)	Praxair, Inc.
Lyondell Chemical Company (now Lyondell Basell)	Rohm and Haas Company
These comparator companies were chosen by the Committee because, similar to the Company, they were all North American-based chemical companies with international operations. This is the same comparator group and target percentile that the Company used for executive compensation purposes at that time. The Board has received independent advice that it is common practice to establish the same comparator group for director compensation as for executive officer compensation.
Based on the independent advice of Mercer and the Committee’s own review, target compensation levels for directors were set by the Board in 2007 and were unchanged in 2008 and 2009. The Committee also determined during its most recent review that the key elements of the Company’s compensation program — annual retainer, meeting fees, chair fees, travel fees and share-based long-term incentive awards — were comparable to and competitive with the comparator group as well as other large Canadian public companies surveyed by the Committee.
The next director compensation review by the Committee is scheduled for late 2009.
Elements of Director Compensation
Annual Retainer and Other Fees
During the year ended December 31, 2008, annual retainer and other fees were paid to non-management members of the Board on the following basis:

	US$	CDN$
Annual retainer for a non-management director	37,523	40,000	annual
Annual retainer for the Chairman of the Board	140,713	150,000	annual
Board meeting attendance fee	2,345	2,500	per meeting
Committee meeting attendance fee	2,345	2,500	per meeting
Committee Chair fee (in addition to the committee meeting attendance fee)	2,345	2,500	per meeting
Cross-country or inter-continental travel fee to attend board or committee meetings	2,345	2,500	per trip
All retainers and fees in the table above are paid in Canadian dollars and have been converted to US dollars at the conversion rate of 1.066, being the Bank of Canada average noon rate for 2008. The Chairman of the Board receives a flat fee annual retainer and does not receive any additional “per meeting” fees or travel fees.
The Company pays the retainer and other fees to compensate directors for applying their knowledge, skills and experience in the performance of their duties. These fees are targeted to be similar to fees paid to non-management directors in the 50th percentile of the comparator group as discussed immediately above under Process for Determining Director Compensation.

Long-Term Incentive Award — Restricted Share Unit Plan for Directors
Directors are awarded Restricted Share Units (“RSUs”) under the Company’s Restricted Share Unit Plan for Directors as part of the annual long-term incentive component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. The table below summarizes the last two long-term incentive awards granted to directors:

	2009	2008
Chairman of the Board	5,700 RSUs or DSUs	4,500 RSUs or DSUs
All other non-management directors	3,800 RSUs or DSUs	3,000 RSUs or DSUs
RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the price of the Company’s Common Shares at that time, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
The Board believes that the long-term incentive award granted to directors both compensates the directors for the performance of their duties and also promotes director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target LTI Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed above under “Process for Determining Director Compensation”. Commencing with the long-term incentive award granted to directors in 2009, each director will receive the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the annual weighted average closing price of the Common Shares on the TSX for the 12-month period ending on December 31st of the fiscal year immediately prior to the year in which the grant is made, and then rounding to the closest hundred. Prior to 2009, each director received the number of RSUs (or DSUs) determined by dividing the Target LTI Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 90-day period ending on December 31st of the fiscal year immediately prior to the year in which the grant was made and then rounded.
Deferred Share Unit Plan (Director DSUs)
Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and meeting fees as Deferred Share Units (“DSUs”). The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, individuals who became directors in 2008 were not eligible to participate in the DSU Plan in 2008. Directors may also elect to receive their long term incentive award in the form of DSUs. See “Long Term Incentive Award — Restricted Share Unit Plan for Directors” in the section above.
DSUs held by directors are redeemable only after the director retires as a director of the Company or upon death (“Termination Date”), and a lump sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, directors may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
The Board believes that providing directors with the alternative of receiving their cash fees or long-term incentive award in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.
Perquisites
The Company pays for each director’s annual membership in the Institute of Corporate Directors in Canada, which provides ongoing director education materials. Directors may also be reimbursed for certain minor out-of-pocket expenses. All such membership costs and minor expenses are disclosed in the Directors’ Total Compensation table on page 24.

Directors’ Total Compensation
The following table sets out what each director received by way of annual retainer, meeting fees and long-term incentive awards for 2008. The Company reports its financial statements in US dollars and therefore is required to report all compensation amounts in US dollars. However, since all amounts have been paid to directors in Canadian dollars, the amounts reported in all tables in this section have been reported in both Canadian dollars and US dollars and, except as otherwise stated, have been converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008.

			Board	Committee			Total	Share	All Other
		Annual	Attendance	Attendance	Committee	Travel	Fees	Based	Comp-
Director		Retainer	Fees	Fees	Chair Fees	Fees(1)	Earned(2)	Award(3)	ensation(4)	Total
Bruce Aitken(5)
Howard Balloch	US$	37,523	14,071	21,107	4,690	14,071	91,462	77,758	5,883	175,103
	CDN$	40,000	15,000	22,500	5,000	15,000	97,500	82,890	6,271	186,661
Pierre Choquette(6)	US$	140,713	—	—	—	—	140,713	116,637	22,822	280,172
	CDN$	150,000	—	—	—	—	150,000	124,335	24,328	298,663
Phillip Cook	US$	37,523	16,417	28,143	—	14,071	96,154	77,758	4,047	177,959
	CDN$	40,000	17,500	30,000	—	15,000	102,500	82,890	4,314	189,704
Thomas Hamilton	US$	37,523	16,417	21,107	—	14,071	89,118	77,758	2,144	169,020
	CDN$	40,000	17,500	22,500	—	15,000	95,000	82,890	2,285	180,175
Robert Kostelnik(7)	US$	18,762	4,690	4,690	—	4,690	32,832	—	—	32,832
	CDN$	20,000	5,000	5,000	—	5,000	35,000	—	—	35,000
Douglas Mahaffy	US$	37,523	16,417	16,417	9,381	14,071	93,809	77,758	5,054	176,621
	CDN$	40,000	17,500	17,500	10,000	15,000	100,000	82,890	5,388	188,278
A. Terence Poole	US$	37,523	16,417	30,488	16,417	7,036	107,881	77,758	13,359	198,998
	CDN$	40,000	17,500	32,500	17,500	7,500	115,000	82,890	14,241	212,131
John Reid	US$	37,523	14,071	28,143	7,036	2,345	89,118	77,758	18,041	184,917
	CDN$	40,000	15,000	30,000	7,500	2,500	95,000	82,890	19,232	197,122
Janice Rennie	US$	37,523	16,417	23,452	—	2,345	79,737	77,758	2,144	159,639
	CDN$	40,000	17,500	25,000	—	2,500	85,000	82,890	2,286	170,176
Monica Sloan	US$	37,523	16,417	23,452	—	2,345	79,737	77,758	17,758	175,253
	CDN$	40,000	17,500	25,000	—	2,500	85,000	82,890	18,930	186,820
Graham Sweeney	US$	37,523	16,417	28,143	7,036	14,071	103,190	77,758	37,432	218,380
	CDN$	40,000	17,500	30,000	7,500	15,000	110,000	82,890	39,902	232,792
Total	US$	497,182	147,751	225,142	44,560	89,116	1,003,751	816,459	128,684	1,948,894
	CDN$	530,000	157,500	240,000	47,500	95,000	1,070,000	870,345	137,177	2,077,522

(1)	Travel fees are paid per trip for cross-country or inter-continental travel to attend board or committee meetings.

(2)
This column includes all retainers, meeting, chair and travel fees earned during 2008, including those paid in DSUs. Under the Directors’ DSU Plan, directors may elect to receive 100%, 50% or 0% of their retainer and meeting fees as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)” on page 23. In 2008, Mr. Choquette elected to receive 100% of his retainer as DSUs (7,223 DSUs), Mr. Mahaffy elected to receive 100% of his retainer and meeting fees as DSUs (4,756 DSUs) and Ms. Sloan elected to receive 100% of her retainer and meeting fees as DSUs (4,094 DSUs). The number and value of the DSUs received by Mr. Choquette, Mr. Mahaffy and Ms. Sloan in lieu of fees are reflected in the “Share-Based Awards Value Vested During the Year” table on page 26.

(3)
This column reflects the grant date fair value of RSUs and DSUs received by directors in 2008 as a long-term incentive award. This value shown is calculated by multiplying the number of RSUs or DSUs so awarded in 2008 by the Canadian dollar closing price of the Common Shares on the TSX on February 28, 2008, the day before such share units were granted, being Cdn$27.63. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their long-term incentive award as RSUs or DSUs. Please see “Long-Term Incentive Awards — Restricted Share Unit Plan for Directors” on page 23 for more information.

(4)
This column includes the value of director perquisites in 2008 as well as the value of additional share units earned by directors in 2008 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2008. Please see “Long-Term Incentive Awards – Restricted Share Unit Plan for Directors” on page 23 and “Deferred Share Unit Plan (Director DSUs)” on page 23 for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the fifteen day period prior to the day that such units were credited.

(5)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 37 for information on Mr. Aitken’s compensation.

(6)	Mr. Choquette, as Chairman of the Board, does not receive any “per meeting” attendance fees or travel fees.

(7)	Mr. Kostelnik was appointed as a director in September 2008 and therefore did not receive a long-term incentive award in 2008 nor was he eligible to participate in the DSU Plan in 2008.

Directors’ Outstanding Share-Based Awards
The following table shows the number of share based awards held by each director as at December 31, 2008 that have not vested. Directors do not receive option-based awards. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008.

Outstanding Share-Based Awards at December 31, 2008(1)
	Number of shares or units	Market or payout value of share-based
	of shares that have not	awards that have not vested(2)
Director	vested(2)	US$	CDN$
Bruce Aitken(3)	—	—	—
Howard Balloch	3,164	40,663	43,347
Pierre Choquette	—	—	—
Phillip Cook	6,261	80,465	85,776
Thomas Hamilton	3,096	39,789	42,415
Robert Kostelnik(4)	—	—	—
Douglas Mahaffy	—	—	—
A. Terence Poole	—	—	—
John Reid	—	—	—
Janice Rennie	—	—	—
Monica Sloan	—	—	—
Graham Sweeney(5)	—	—	—

(1)
This table does not include DSUs outstanding because DSUs vest immediately upon grant. The table below shows the total number and value of DSUs held by each non-management director as at December 31, 2008 and includes dividend equivalent DSUs credited since the date of the original DSU grants. The value is calculated by multiplying the number of DSUs outstanding by the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2008 of $13.70. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008. The actual amount paid to a director on settlement of DSUs depends on the valuation date chosen by the director, which valuation date may be retroactive in the case of DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” on page 23 for more detailed information regarding the Deferred Share Unit Plan and the valuation date that directors may choose.

	Number of Outstanding			Value of Outstanding
	DSUs as at Dec. 31-08			DSUs as at Dec. 31-08
	Granted	Granted on
	prior to	or after
Director	Mar 2, 2007	Mar 2, 2007	Total	US$	CDN$
Howard Balloch	—	3,098	3,098	39,815	42,443
Pierre Choquette	10,910	22,349	33,259	427,437	455,648
Phillip Cook	—	—	—	—	—
Thomas Hamilton	—	—	—	—	—
Robert Kostelnik(4)	—	—	—	—	—
Douglas Mahaffy	—	11,085	11,085	142,462	151,865
A. Terence Poole	15,485	6,265	21,750	279,526	297,975
John Reid	16,061	10,422	26,483	340,354	362,817
Janice Rennie	—	6,265	6,265	80,517	85,831
Monica Sloan	18,185	13,657	31,842	409,226	436,235
Graham Sweeney(5)	55,519	6,265	61,784	794,035	846,441

(2)
These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2008 and includes dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2008 of $13.70.

(3)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 37 for information on Mr. Aitken’s compensation.

(4)	Mr. Kostelnik was appointed as a director in September 2008 and therefore did not receive a long-term incentive award in 2008 nor was he eligible to participate in the DSU Plan in 2008.

(5)	Mr. Sweeney will not be standing for re-election at the Meeting as he will be retiring effective May 5, 2009.

Directors’ Share Based Awards — Value Vested During the Year
The following table shows the aggregate dollar value realized by each director upon vesting of share based awards during 2008. Directors do not receive stock options and do not receive any non-equity incentive plan compensation. All Canadian dollar amounts have been converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008.

	Share-Based Awards — Value Vested During the Year
	Number Vested During 2008						Value Vested During 2008
	(#)						($)
	RSU(1)	DSUs(2)					RSUs(3)	DSUs(2)
	Long-Term		Long-Term				Long-Term		Long-Term
	Incentive	Granted in	Incentive	Dividend			Incentive	Granted in	Incentive	Dividend
Director	Awards	Lieu of Fees(4)	Awards(5)	Equivalents(6)	Total		Awards	Lieu of Fees(4)	Awards(5)	Equivalents(6)	Total
Bruce Aitken(7)
Howard Balloch	4,248	—	3,000	98	7,346	US$	52,841	—	77,758	1,863	132,462
						CDN$	56,329	—	82,890	1,986	141,205
Pierre Choquette	—	7,223	4,500	917	12,640	US$	—	140,713	116,637	17,012	274,362
						CDN$	—	150,000	124,335	18,135	292,470
Phillip Cook	—	—	—	—	—	US$	—	—	—	—	—
						CDN$	—	—	—	—	—
Thomas Hamilton	—	—	—	—	—	US$	—	—	—	—	—
						CDN$	—	—	—	—	—
Robert Kostelnik(8)	—	—	—	—	—	US$	—	—	—	—	—
						CDN$	—	—	—	—	—
Douglas Mahaffy	—	4,756	3,000	263	8,019	US$	—	93,809	77,758	4,773	176,340
						CDN$	—	100,000	82,890	5,088	187,978
A. Terence Poole	—	—	3,000	693	3,693	US$	—	—	77,758	13,078	90,836
						CDN$	—	—	82,890	13,941	96,831
John Reid	4,248	—	3,000	843	8,091	US$	52,841	—	77,758	15,924	146,523
						CDN$	56,329	—	82,890	16,975	156,194
Janice Rennie	—	—	3,000	199	3,199	US$	—	—	77,758	1,863	79,621
						CDN$	—	—	82,890	1,986	84,876
Monica Sloan	—	4,094	3,000	935	8,029	US$	—	79,737	77,758	17,477	174,972
						CDN$	—	85,000	82,890	18,630	186,520
Graham Sweeney	—	—	3,000	1,968	4,968	US$			77,758	37,150	114,908
						CDN$	—		82,890	39,602	122,492

(1)
This column represents RSUs that were awarded in 2006 together with dividend equivalent RSUs credited in respect thereof. Please see “Long-Term Incentive Award — Restricted Share Unit Plan for Directors” on page 23 for more information.

(2)
DSUs are vested immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and meeting fees as DSUs. Directors may also elect to receive their long term incentive award in the form of DSUs. Finally, additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. Please see “Deferred Share Unit Plan (Director DSUs)” on page 23 for more information.

(3)
The value of the RSUs shown in this column reflects the amount actually paid to directors upon vesting of RSUs in 2008, calculated in accordance with terms of the Company’s RSU Plan by multiplying the number of vested units by the weighted average Canadian dollar closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being Cdn$13.26. The Canadian dollar closing price of the Common Shares on the TSX on December 1, 2008, the vesting date, was Cdn$12.05.

(4)
These columns reflect the number and value of DSUs received in lieu of fees earned by directors in 2008. The value is equal to Total Fees Earned column in the Directors’ Total Compensation table on page 24. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average Canadian dollar closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter.

(5)
These columns reflect the number and value of DSUs granted to directors in 2008 as long-term incentive awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs so awarded in 2008 by the Canadian dollar closing price of the Common Shares on the TSX on February 28, 2008, the day before such share units were granted, being Cdn$27.63. Directors can elect to receive their long-term incentive award as RSUs or DSUs. Please see “Long-Term Incentive Awards - Restricted Share Unit Plan for Directors” on page 23 for more information.

(6)
These columns reflects dividend equivalent additional DSUs credited on outstanding DSUs held by directors in 2008 and the value is calculated by multiplying the number of such additional DSUs by the Canadian dollar closing price of the Common Shares of the TSX on the day that such DSUs were credited.

(7)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Statement of Executive Compensation” beginning on page 37 for information on Mr. Aitken’s compensation.

(8)	Mr. Kostelnik was appointed as a director in September 2008 and therefore did not receive a long-term incentive award in 2008 nor was he eligible to participate in the DSU Plan in 2008.

Directors’ Share Ownership Guidelines
Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment. The guidelines state that each non-management director is to own shares having a value equal to at least five times their annual retainer. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership guidelines. All new directors have a reasonable period of time within which to meet their share ownership guideline.
The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 6, 2009 compared to the number of Common Shares, RSUs and DSUs held as at February 29, 2008 and the percentage of the guideline achieved for each director based on their holdings on March 6, 2009.

			Number			Total			Value of Common			Amount
			of			Common	Total at Risk Value		Shares and Share			at Risk as
			Common	Number of Share		Shares	of Common Shares		Units Required		% of	a Multiple
	Director		Shares	Units Held		and Share	and Share Units(2)		to Meet Guideline(3)		Guideline	of Annual	Meets
Director	Since	Year	Held(1)	RSUs	DSUs	Units Held	US$	CDN$	US$	CDN$	Achieved	Retainer	Guideline
Bruce Aitken(4)
Howard Balloch	Dec-04	2009	4,000	3,164	6,898	14,062	275,172	293,333	187,617	200,000	147	7.3	Yes
		2008	4,000	7,240	3,000	14,240	344,341	370,098
		Change	0	-4,076	+3,898	-178	-69,169	-76,765
Pierre Choquette(5)	Oct-94	2009	26,218	—	38,959	65,177	1,275,415	1,359,592	703,565	750,000	181	9.1	Yes
		2008	32,688	—	25,119	57,807	1,397,845	1,502,404
		Change	-6,470	—	+13,840	+7,370	-122,430	-142,812
Phillip Cook	May-06	2009	12,500	10,061	—	22,561	441,484	470,622	187,617	200,000	235	11.8	Yes
		2008	100	6,065	—	6,165	149,077	160,228
		Change	+12,400	+3,996	—	+16,396	+292,407	+310,394
Thomas Hamilton	May-07	2009	12,000	6,896	—	18,896	369,766	394,171	187,617	200,000	197	9.9	Yes
		2008	6,000	3,000	—	9,000	217,631	233,910
		Change	+6,000	+3,896	—	+9,896	+152,135	+160,261
Robert Kostelnik(6)	Sep-08	2009	18,300	3,800	—	22,100	432,463	461,006	187,617	200,000	231	11.5	Yes
		2008	0	0	—	0	0	0
		Change	+18,300	+3,800	—	+22,100	+432,463	+461,006
Douglas Mahaffy	May-06	2009	—	—	14,885	14,885	291,277	310,501	187,617	200,000	155	7.8	Yes
		2008	—	—	6,065	6,065	146,659	157,629
		Change	—	—	+8,820	+8,820	+144,618	+152,872
A. Terence Poole(7)	Feb-94	2009	35,000	—	25,550	60,550	1,184,871	1,263,073	187,617	200,000	632	31.6	Yes
		2008	30,000	—	21,057	51,057	1,234,621	1,326,971
		Change	+5,000	—	+4,493	+9,493	-49,751	-63,898
John Reid	Sep-03	2009	10,000	3,800	26,483	40,283	788,277	840,303	187,617	200,000	420	21.0	Yes
		2008	10,000	4,175	25,639	39,814	962,752	1,034,766
		Change	0	-375	+844	+469	-174,475	-194,463
Janice Rennie	May-06	2009	2,000	—	10,065	12,065	236,094	251,676	187,617	200,000	126	6.3	Yes
		2008	2,000	—	6,065	8,065	195,021	209,609
		Change	0	—	+4,000	+4,000	+41,072	+42,067
Monica Sloan	Sep-03	2009	3,000	—	35,642	38,642	756,165	806,072	187,617	200,000	403	20.2	Yes
		2008	3,000	—	26,813	29,813	720,915	774,840
		Change	0	—	+8,829	+8,829	+35,250	+31,232
Graham Sweeney	Jul-94	2009	—	—	65,584	65,584	1,283,379	1,368,082	187,617	200,000	684	34.2	Yes
		2008	—	—	59,815	59,815	1,446,401	1,554,592
		Change	—	—	+5,769	+5,769	-163,022	-186,510

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised.

(2)
For 2009, this value is calculated using $20.86 per share being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 12-month period ending March 6, 2009. For 2008, this value is calculated using $25.99 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 90-day period ending February 29, 2008. Canadian dollar amounts for 2009 holdings have been converted to US dollars at the Bank of Canada average noon rate for 2008 of 1.066. Canadian dollar amounts for 2008 holdings have been converted to US dollars at the Bank of Canada average noon rate for 2007 of 1.0748.

(3)	Our director share ownership guidelines state that directors are to hold Common Shares and/or share units equal to at least five times their annual retainer.

(4)
Mr. Aitken is the President and Chief Executive Officer and therefore does not receive any compensation as a director. See “Share Ownership Guidelines” beginning on page 36 for information regarding Mr. Aitken’s holdings and ownership guidelines.

(5)
Mr. Choquette is Chairman of the Board, therefore his percentage of share ownership guideline achieved and the amount at risk as a multiple of annual retainer, are calculated as five times his annual retainer of Cdn$150,000 (US$140,713).

(6)	Mr. Kostelnik was appointed as a director in September 2008 and therefore did not receive a long-term incentive award in 2008 nor was he eligible to participate in the DSU Plan in 2008.

(7)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS
Objectives and Design of the Executive Compensation Program
As the global leader in our industry, we are committed to operational excellence as part of our business strategy. This commitment to excellence extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
The objectives of the Company’s executive compensation program are as follows:
(i)
compensate executives competitively for the leadership, specific skills, knowledge and experience required to perform their duties and for the achievement of annual financial targets and non-financial performance goals;

(ii)	align the actions and economic interests of executives with the interests of long-term shareholders; and

(iii)	encourage retention of executives.
Each of our senior executives, and indeed all of our employees, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging, yet possible to obtain. The annual personal performance goals of the President and Chief Executive Officer of the Company (“CEO”) are set by the Board and the CEO recommends the annual personal performance goals for the other Named Executive Officers (“NEOs”) and all other senior executives which are ultimately reviewed and approved by the Board.
The Human Resources Committee of the Board annually reviews and recommends to the Board the remuneration of executive officers. During its most recent review and indeed since 1998, the Committee determined that our executive compensation program should be designed to be competitive with the 50th percentile of a comparator group of North American based chemical companies with global operations and should be comprised of the following elements:
•	Base Salary — to compensate executives for the leadership, specific skills, knowledge and experience required to perform their duties.
•
Short-Term Incentive Plan — to recognize and reward the contributions made by executive officers to the business results of the Company. It provides for an annual cash award that is contingent on both personal performance goals and corporate performance targets being met.

•
Long-Term Incentive Plan — to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of long-term shareholders. It currently includes an award of 50% of the target value in stock options and the remaining 50% of the target value in Performance Share Units (PSUs). PSUs have a payout range that is determined based on total shareholder return. See “Performance Share Unit Plan” on page 33 for more information regarding PSUs and the calculation of total shareholder return.

•	Perquisites and Benefit Plans — to provide benefits and perquisites competitive with market practice.
The Company also believes in the importance of encouraging executives to own Company shares to more fully align management with the interests of shareholders and focus management’s activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, as part of our executive compensation program, the CEO, each NEO and all other senior officers have significant share ownership guidelines. For more information see “Share Ownership Guidelines” on page 36.
Process for Determining Executive Compensation
The Human Resources Committee of the Board of Directors is responsible for compensation matters with respect to executive officers. The Committee, as of the date of this Information Circular, consists of five members, all of whom are independent directors. None of the members of the Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.

As part of its mandate, the Human Resources Committee of the Board annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers, including the NEOs identified in the table at the bottom of this page. The Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. The last competitive assessment was conducted by Towers Perrin in November 2008. Towers Perrin provided benchmark market data and analysis based on compensation data published in information circulars. Based on the results of this assessment, total compensation for executive officers was deemed to be competitive. The Committee also obtains the advice and recommendations of the Chief Executive Officer with respect to compensation matters pertaining to the Company’s other executive officers. Towers Perrin, from time to time, is retained to advise on specific executive compensation matters raised by the Committee. However, the Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by Towers Perrin.
Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation for organizations in a comparator group of companies selected on the basis of size and industry and that represent the market within which the Company competes for leadership talent. In September 2007, the Human Resources Committee reviewed the comparator group of companies that is used to establish total compensation for executive officers. Towers Perrin and Mercer were separately asked to develop a proposed comparator group. The Committee reviewed the proposed comparator groups and selected a composite comparator group from those proposed. Specifically, the comparator group of companies is comprised of North American-based companies in the chemical industry with annual revenues between US$1.2 billion and $7.2 billion that have global operations and, where possible, operate in a commodity-based or cyclical business. The comparator group selected by the Committee in September 2007 was as follows:

Agrium Inc.	Chemtura Corporation	Koppers Inc	PotashCorp
Ashland Inc.	Cytec Industries Inc.	NOVA Chemicals Corporation	Spartech Corporation
Cabot Corporation	FMC Corporation	Olin Corporation	Terra Industries Inc.
Celanese Corporation	Hercules Inc. (now Ashland Inc.)	PolyOne Corporation	Westlake Chemical Corporation
The Committee retains independent consultants from time to time to obtain advice and recommendations regarding executive compensation matters. The Chair of the Committee approves the scope of all executive compensation work by independent consultants and approves the invoices related to this work. In 2008, Towers Perrin’s fees to the Company for advice regarding executive compensation and long-term compensation were approximately $89,000. The Company also paid Towers Perrin for consulting and third-party administration services in connection with the Company’s employee pension plans (approximately $82,000) and executive supplemental retirement plans (approximately $36,000).
The Company’s Named Executive Officers
The NEOs of the Company are listed in the table below:

Principal Occupations and
Named Executive Officer	Office Held	Positions during Last Five Years
Bruce Aitken	President & Chief Executive Officer
President and Chief Executive Officer of the Company since May 2004; prior thereto President and Chief Operating Officer of the Company since September 2003; prior thereto Senior Vice President, Asia Pacific of the Company since September 1999.

Ian Cameron	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance and Chief Financial Officer of the Company since January 1, 2003.

John Gordon	Senior Vice President, Corporate Resources	Senior Vice President, Corporate Resources of the Company since September 1999.

John Floren	Senior Vice President, Global Marketing and Logistics	Senior Vice President, Global Marketing and Logistics of the Company since June 2005; prior thereto Director, Marketing & Logistics North America of the Company since May 2002.

Jorge Yanez	Senior Vice President, Global Manufacturing
Senior Vice President, Global Manufacturing of the Company since October 2005; prior thereto Vice President, Project Management of Methanex Management Inc. since December 2004; prior thereto Director, Project Development of Methanex Management Inc. since January 2001.

Elements of Executive Compensation
Base Salary
Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies as discussed under “Process for Determining Executive Compensation” on page 28. Initial placement into the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Committee may retain an external consultant to assist with this process. The CEO recommends to the Committee for their approval the initial placement and annual salary reviews for all other executives, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range.
For 2009, to demonstrate personal leadership in our expense reduction efforts in the context of the current global financial crisis and economic slowdown, the CEO and the entire executive leadership team have elected to forego their salary increases. All other employees of the Company remain eligible to receive salary increases that are competitive within their local market.
Short-Term Incentive Plan
The Company’s Short-Term Incentive Plan is designed to recognize and reward the contributions made by executive officers to the business results of the Company. This plan provides for the potential of an annual cash award based on corporate performance using quantifiable financial and operational targets and specific personal performance goals, all of which have been reviewed and approved by the Board. A target award equaling 75% of annual base salary for the Chief Executive Officer and 50% of annual base salary for all other executive officers is dependent upon both personal and corporate performance. The target award percentage for all NEOs is determined by the Board each year and has been unchanged since 2001. This plan provides for:
•	no payment for the corporate performance component unless the Company achieves the minimum performance level;
•	a payment of less than 100% for the corporate performance component if the Company achieves or exceeds the minimum performance level but does not achieve the target performance level;

•
a payment of at least 100% but less than 200% for the corporate performance component if the Company achieves or exceeds the target performance level but does not attain the maximum performance level; and

•	a payment of 200% for the corporate performance component if the Company achieves or exceeds the maximum performance level.
The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.
The Board has determined that the Short-Term Incentive Award should be based on two components - corporate performance and personal performance — and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual operational and strategic business activities and initiatives.
For 2008, the Board decided that the personal performance component should represent 60% of the potential overall award and the corporate component should represent 40%. It was also decided that the corporate performance component should be based on one element and should focus purely on shareholder return. As a result it was determined that this component should be based only on the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”). The Company uses Modified ROCE as a measure of the quality of the returns to shareholders and in 2008 established 12% Modified ROCE as the performance target. Refer to the “Financial Highlights” section of our 2008 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2008 was 13.6%, which resulted in a corporate performance multiplier of 132%.

With respect to the CEO, the Committee assigns his personal performance rating and this rating is reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed and approved by the Board. The personal performance component of the Short-Term Incentive Plan is based on a number of measures for each executive, as summarized in the table below.

Named
Executive	Summary of Key Personal
Officer	Goals for 2008	Results
Bruce Aitken	Strategic Priorities

	• Strengthen natural gas supply fundamentals to improve both short term and long term gas supply from Chile and Argentina.	• Excellent progress was made on long-term initiatives in Chile as described in our 2008 MD&A.

• Demonstrate progress on developing methanol- to-energy initiatives.
•   Methanol demand growth for energy-related uses has exceeded plan. Methanex has played a leading role in promoting methanol fuels in the energy and auto industries, trade associations and governments.

• Identify and execute growth opportunities to enable us to maintain our leadership position.
•   Progressed Egypt project on-budget and on-schedule and Responsible Care performance was excellent with a recordable injury frequency rate (RIFR) of 0.13 at year-end. Egypt DME project Joint Venture Agreement was executed.

Operational Priorities
Global Leadership
• Demonstrate market leadership and develop and implement robust strategies to defend and protect methanol and methanol derivatives.
•   Maintained leading market share and added incremental production capacity through startup of 900,000 tonne per year Motunui 2 plant in New Zealand. Made significant progress on promoting sound science as the basis for studies being conducted by various governmental agencies on health and safety impacts of methanol and derivatives.

Operational Excellence
• Achieve all Responsible Care objectives, including a RIFR for Methanex employees of at least 0.42.
•   Employee safety performance for 2008 was the best in the last eight years. The recordable injury frequency rate was 0.27. Received formal written confirmation of Responsible Care re-verification for all sites from the Canadian Chemical Producers Association.

Value Creation
	• Achieve share price performance that exceeds the rolling three-year average performance of S&P Chemicals index.	• Not achieved: • Methanex 3-year return (US$ — NASDAQ): -40.0% • S&P Chemicals Index 3-year return: -17.9%

Ian Cameron	• Achieve operational excellence in financial reporting and control, treasury, corporate finance and risk management.
•   Delivered high quality quarterly and annual financial reports and disclosure documents. Developed IFRS transition plan. Maintained rigorous, high quality internal controls. Proactively monitored balance sheet to ensure sufficient liquidity and financial flexibility to support operations and strategic initiatives.

John Gordon	• Deliver highly effective organizational development, succession planning and high impact people management practices.	• Succession and development plans in place for all senior officers and all key upper management positions.

John Floren	• Provide market leadership in all regions and achieve 100% supply to all customers.
•   Maintained leadership and preferred supplier position and enhanced the Company’s reputation for reliability and security of supply. Maintained 100% supply to all customers despite significant production losses in Chile.

Jorge Yanez	• Deliver increased reliability of Trinidad and Chile manufacturing plants and achieve Responsible Care targets, CCPA re-certification in Trinidad and Chile and cost and value creation targets.
•   Achieved a global reliability rate of 99.7% (above target of 97%). Completed successful CCPA Responsible Care re-verification in Chile and Trinidad. Implemented all safety audit recommendations for 2008. Achieved RIFR target for Chile employees of 0.0 (exceeding target of <0.3). RIFR for Trinidad employees was 0.98 (below target of <0.5).

Based on the corporate and personal performance achieved in 2008, the Board awarded the NEOs short-term incentive awards. With respect to the CEO, the Committee determined that his overall performance results exceeded expectations for 2008 and assigned him a personal performance rating of 110%, which was approved by the Board at the March 6, 2009 Board meeting. The performance results of all of the other NEOs also exceeded expectations and the CEO assigned performance ratings for each of them in early 2009, which were subsequently approved by the Board at the March 6, 2009 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below. The same calculation formula is used for the remaining NEOs with the exception of the target award being 50% for the remaining NEOs whereas it is 75% for the CEO.

	Corporate	Corporate	Personal	Personal	Overall
Named	Performance	Performance	Performance	Performance	Performance	Short-Term Incentive
Executive	Assessment	Weighting	Assessment	Weighting	Result	Award Calculation (1)
Officer	(a)	(b)	(c)	(d)	(a x b) + (c x d)	US$	CDN$
Bruce Aitken	132%	40%	110%	60%	119%	$938,086	$1,120,000 x 75% x 119% = $1,000,000

(1)
The short-term incentive award calculation is (salary at December 31, 2008) x (short-term incentive target percentage) x (overall performance result), rounded to the nearest thousand dollars. This amount is shown in both Canadian and US dollars and has been converted to US dollars at the conversion rate of 1.066, being the Bank of Canada average noon rate for 2008.

Over the last five years, including 2008, corporate performance has exceeded the target level each year but has never achieved the maximum performance level. The corporate performance component percentage over the past five years has been between 132% and 167% with an average of 158% of the target award. Generally, the Committee sets the minimum, target and maximum performance levels such that the relative difficulty of achieving the target level is consistent from year to year, keeping in mind the historical cyclicality of the business.
Each executive officer may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan award as DSUs. DSUs are more fully described on page 34 under the heading “Deferred Share Unit Plan.”
Long-Term Incentive Plan
The Long-Term Incentive Plan is designed to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of long-term shareholders. The Long-Term Incentive Plan was significantly modified in 2003 with the introduction of the Restricted Share Unit Plan which served to reduce stock option grants with a non-dilutive award of Restricted Share Units (“RSUs”). All RSUs have now vested and have been settled. There are no further RSUs outstanding.
The plan was further modified for 2006 to replace RSUs with Performance Share Units (“PSUs”) and since 2006, all executive officers have received 50% of the value of their Long-Term Incentive Award in stock options and 50% in PSUs. The PSU Plan is described below.
The annual grant of stock options and PSUs is always established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of options and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility.
The Long-Term Incentive Plan has the following two components:
(i) Incentive Stock Option Plan
Under the Incentive Stock Option Plan, executive officers are eligible for grants of Company stock options. Options are granted by the Board on the recommendation of the Human Resources Committee. The exercise price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. All options granted prior to 2005 expire, in the ordinary course, ten years after their date of grant. Stock options granted in 2005 and thereafter expire seven years after their date of grant. For a more complete description of the Incentive Stock Option Plan, please see page 44.
As mentioned above, all executive officers have received 50% of the value of their Long-Term Incentive Award in stock options and 50% in PSUs since 2006. In 2008, Mr. Aitken received 207,000 stock options and all other executive officers individually received 39,000 stock options. Mr. Aitken’s 2008 stock option grant represented less than 20% of the total stock options granted in 2008.

All management personnel of the Company who are subject to the share ownership guidelines are eligible for Long-Term Incentive Awards. The table below shows the number of stock options granted in 2008 and their ratio to outstanding shares as at December 31, 2008:

		Number of Stock Options
	Number of Stock	Granted in 2008 as % of
	Options	Outstanding Common
Employee Group	Granted in 2008	Shares at Dec. 31, 2008(1)
CEO	207,000	0.225%
Executive Officers (8 individuals, excluding CEO)	312,000	0.339%
All Other Managers (approximately 125 individuals)	559,068	0.607%

Total	1,078,068	1.171%

(1)	The Company had 92,031,392 Common Shares outstanding as at December 31, 2008.
On March 6, 2009, Mr. Aitken was granted 264,000 stock options and all other executive officers individually were granted 45,000 stock options. Mr. Aitken’s 2009 stock option grant represents less than 20% of the total stock options granted in 2009. The March 6, 2009 stock option grants are subject to shareholder approval of the Stock Option Amendments. See “Amendment of Stock Option Plan” on page 12 for more information.
(ii) Performance Share Unit Plan
In 2006, the Company introduced the Performance Share Unit Plan. PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31, in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in February 2008 will vest on December 31, 2010. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2008, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2008 to December 31, 2010 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of US$100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested. The following chart shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period.

Performance Measure	Vesting Scale
Total Shareholder Return CAGR	% of PSUs Vesting
<6%	50%
8%	100%
>10%	120%
The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles. As such, a minimum of 50% or a maximum of 120% of PSUs granted will vest at the end of the Measurement Period.
In February 2008, Mr. Aitken received 60,000 PSUs and all other executive officers individually received 11,000 PSUs as part of their 2008 Long-Term Incentive Award. On March 6, 2009, Mr. Aitken received 71,000 PSUs and all other executive officers individually received 13,000 PSUs as part of their 2009 Long-Term Incentive Award. In both 2008 and 2009, Mr. Aitken’s PSU grants represented less than 20% of the total PSUs granted in each of those years.
In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding taxes) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares are purchased on behalf of employees on the open market. PSUs held by an employee are considered when determining whether the individual is meeting share ownership guidelines. PSUs do not entitle participants to any voting or other shareholder rights.

Each executive officer may elect annually to receive 100% or 0% of his vested PSUs as DSUs. Messrs. Aitken, Cameron and Gordon elected to settle 100% of their 2006 PSUs which vested on December 31, 2008 as DSUs. Settlement occurred on March 6, 2009. DSUs are more fully described below under the heading “Deferred Share Unit Plan”.
Deferred Share Unit Plan
Under the DSU Plan, each executive officer who is resident in Canada for tax purposes may elect annually to receive 100%, 50% or 0% of his Short-Term Incentive Plan Award as DSUs. Such election must be made by the officer in mid-December of the fiscal year that the award relates to. The actual number of DSUs granted to an executive officer with respect to an executive officer’s Short-Term Incentive Plan Award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year. In 2008, no NEO elected to receive his Short-Term Incentive as DSUs. Under the Long-Term Incentive Plan, executive officers who are resident in Canada for tax purposes may also elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement.
A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership guidelines.
DSUs held by executive officers are redeemable only after the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a date retroactively. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
Benefits and Perquisites
Benefits and perquisites for executive officers include participation in the retirement plans described more fully on page 40 as well as benefits such as extended health and dental care, life insurance and disability benefits. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares on the open market. Effective January 2008, the Company introduced a taxable perquisite allowance for Canadian-based executives in lieu of existing individual allowances for financial planning, auto, social club, health, fitness and household security.
Stress-Testing NEO Compensation
While annual compensation awards made to the CEO are based on current year corporate and individual performance, the ultimate value from the Long-Term Incentive Plan Awards is linked to and dependent upon the Company’s ability to replicate and sustain successful annual performance over the longer term.
To ensure that the Company’s long-term compensation program is effective in delivering on this intent, in 2007 the Human Resources Committee reviewed scenarios that illustrated the impact of various future corporate performance outcomes, over three- and five-year periods, on the CEO’s current holdings of shares of the Company as well as previously awarded and outstanding share units and stock options. The Committee determined that the intended relationship between pay and performance was appropriate for the CEO and that, in aggregate, the resulting compensation modeled under various performance scenarios was reasonable, not excessive, and delivered the intended differentiation of compensation value based on corporate performance.
With respect to the PSU Plan, a financial model created in 2007 for the Company predicted that, if the target of 8% TSR CAGR is achieved, the proportion of shareholder value created that will be paid to the CEO as a result of his 2007 PSU grant (“sharing rate”) will be 0.28% (or about US$2.76 million per billion dollars of value created). The sharing rate for the total grant of 2007 PSUs to all management employees would be 1.38% (or about US$13.8 million per billion dollars of value created).

In November 2008, the Committee reviewed a five-year look-back total take analysis for the CEO as at October 31, 2008. The analysis showed that as at October 31, 2008, the value of the aggregate total compensation received by Mr. Aitken over the prior five year period (including the value of all outstanding long-term incentive awards and DSUs granted over that period as well as his holdings of Common Shares) had declined by 25% since December 31, 2007. The analysis also showed that the value of the aggregate total variable compensation received over the same five-year period (including the value all outstanding long-term incentive awards and DSUs granted over that period as well as his holdings of Common Shares) had declined by 37% since December 31, 2007, which is in keeping with the decline in total shareholder return for the Company, the S&P/TSX Index and the S&P Chemicals Index for the period December 31, 2007 to December 31, 2008 as shown in the Total Shareholder Return Comparison chart on page 35 (-33% S&P/TSX Total Return, -40% S&P Chemicals Total Return and -48% Methanex Total Return). The closing price of the Common Shares on the TSX on October 31, 2008 (Cdn$13.69) was substantially similar to the closing price on December 31, 2008 (Cdn$13.70). The Committee is satisfied that this decline in Mr. Aitken’s total compensation is reasonable given the decline in share price. All other executive officers participate in the same compensation plans as the CEO and have share ownership guidelines. The value of the aggregate total compensation and variable compensation for all NEOs other than the CEO (including the value of all outstanding long-term incentive awards and DSUs granted over the same five-year period as well as personal share holdings) has similarly declined, but the decline was not quite as significant due to the fact that long-term incentive awards make up a greater percentage of the CEO’s compensation compared to the other NEOs and the CEO has greater share ownership requirements.
Total Shareholder Return Comparison
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2003 with the cumulative total return of the S&P/TSX Composite Index and S&P 500 Chemicals Index, for the five most recently completed financial years.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2004	2005	2006	2007	2008
Methanex Total Return(1)	$154	$157	$234	$207	$107
S&P/TSX Composite Total Return	$114	$142	$166	$182	$122
S&P 500 Chemicals Index Total Return	$120	$119	$139	$176	$105

(1)	With respect to the Methanex Total Return calculations, dividends declared on Common Shares of the Company are assumed to be reinvested at the closing share price on the dividend payment date.
A discussion of how the trend reflected in the total return graph above compares to the trend in NEO Compensation can be found under “Stress Testing NEO Compensation” commencing on page 34.

Share Ownership Guidelines
Since 1998, the Company has had share ownership guidelines in place for executive officers to promote meaningful share ownership. The guidelines encourage each executive officer to own shares having a value equal to at least, in the case of the Company’s Chief Executive Officer, five times annual base salary and, in the case of each of the other executive officers, three times annual base salary. The full value of PSUs and DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership guidelines. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options or the vesting of PSUs to achieve their share ownership guideline. The guidelines are intended to be met within three to five years from the date that each individual became an executive officer. All other management personnel of the Company are also subject to share ownership guidelines that are related to the level of their position. The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership guideline applicable to each of them.

	As At December 31, 2008
		Minimum
	Minimum	Ownership	Common Shares			Share
	Ownership	Requirement (as	Beneficially Owned			Ownership
	Requirement (as	number of Common	or Over Which	Performance or		Guidelines
	multiple of base	Shares, PSUs and	Control or Direction	Deferred Share	Total	Achieved(2)
Named Executive Officer	salary)	DSUs)(1)	is Exercised	Units Held	Holdings	%
Bruce Aitken	5 times	235,000	107,450	335,620	443,070	189
Ian Cameron	3 times	55,000	13,965	61,224	75,189	136
John Gordon	3 times	58,000	4,902	61,224	66,126	113
John Floren	3 times	57,000	20,303	38,045	58,348	103
Jorge Yanez	3 times	55,000	83,238	38,045	121,283	222

(1)
Based on $23.85 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 12-month period ending December 31, 2008. For more information on the “Performance Share Unit Plan” and the “Deferred Share Unit Plan” please see pages 33 and 34 respectively.

(2)
Based on $23.85 per share, being the weighted average Canadian dollar closing price of the Common Shares on the TSX for the 12-month period ending December 31, 2008. The percentage demonstrates the extent to which the guideline has been achieved. The percentage is also based on 2008 base salary.

The current global financial crisis and economic slowdown has significantly impacted the price of the Common Shares and as a result, has significantly impacted the value of the NEOs’ holdings as follows:

					Change in Value
	Total Holdings				between
	as at	Value as at	Value as at	Value as at	Dec. 31, 2007 &
	Dec. 31, 2007(1)	Dec. 31, 2007(2)	Dec. 31, 2008(3)	Mar. 6, 2009(4)	Mar. 6, 2009(5)
Named Executive Officer	(#)	(CDN$)	(CDN$)	(CDN$)	(CDN$)
Bruce Aitken	366,939	10,112,839	5,027,064	2,788,736	(7,324,102)
Ian Cameron	60,803	1,675,731	833,001	462,103	(1,213,628)
John Gordon	55,999	1,543,332	767,186	425,592	(1,117,740)
John Floren	42,469	1,170,446	581,825	322,764	(847,681)
Jorge Yanez	64,432	1,775,746	882,718	489,683	(1,286,063)
Total	590,642	16,278,094	8,091,795	4,488,879	(-11,789,214)

(1)	Reflects each NEO’s total holdings of Common Shares, PSUs and DSUs as at December 31, 2007 (“December 31, 2007 Holdings”).

(2)	Reflects value of December 31, 2007 Holdings based on Cdn$27.56 per share, being the closing price of the Common Shares on the TSX on December 31, 2007.

(3)	Reflects value of December 31, 2007 Holdings based on Cdn$13.70 per share, being the closing price of the Common Shares on the TSX on December 31, 2008.

(4)	Reflects value of December 31, 2007 Holdings based on Cdn$7.60 per share, being the closing price of the Common Shares on the TSX on March 6, 2009.

(5)	Reflects the change in value of December 31, 2007 Holdings from December 31, 2007 to March 6, 2009.

STATEMENT OF EXECUTIVE COMPENSATION
Summary Compensation
The following table sets forth a summary of compensation earned during the last three years by the Company’s Chief Executive Officer, Chief Financial Officer and its three other executive officers who had the highest aggregate total compensation during 2008. (All such officers are herein collectively referred to as the “Named Executive Officers” or “NEOs”).
The value of option-based awards and share-based awards is recorded in the table below at the grant date fair value. Therefore, the “Total Compensation” column in this table reflects the total annual compensation that the Board intended to provide to each NEO for the last three years. Actual compensation will vary because the actual settlement value of option-based awards and share-based awards depends on such factors as the price of the Common Shares on the vesting date and/or total shareholder return over the vesting period. For example, the 2006 PSUs vested on December 31, 2008 and the settlement values, which are reported in the table entitled “Incentive Plan Awards – Value Vested or Earned During the Year” on page 40, were significantly lower than the intended values reported in the Summary Compensation table below. Also, the exercise prices of the outstanding unexercised 2005, 2006, 2007 and 2008 stock options are well above the current price of the Common Shares. Refer to the table entitled “Outstanding Share-Based Awards and Option-Based Awards” on page 39 for the number and value of all outstanding unexercised options held by the NEOs.
The Company uses US dollars in its financial statements and is required to report executive compensation amounts in US dollars. Most components of the Company’s executive compensation are designed and received in Canadian dollars. All Canadian dollar amounts in the following table and elsewhere in this Statement of Executive Compensation have been converted to US dollars at the Bank of Canada average noon rate for applicable year (2008: 1.066; 2007: 1.0748; 2006: 1.1341) except where otherwise noted.
Summary Compensation Table

						Non-Equity Incentive
				Share-	Option-	Plan Compensation ($)			All Other	Total
Name and				Based	Based	Annual		Pension	Compen-	Compen-
Principal			Salary	Awards(2)	Awards(3)	Incentive		Value(5)	sation(6)	sation
Position(1)	Year		($)	($)	($)	Plans(4)	LTI Plans	($)	($)	($)
Bruce Aitken	2008	US$	1,028,846	1,705,800	1,616,612	938,086	—	198,991	316,398	5,804,733
President and CEO		CDN$	1,096,750	1,657,800	1,571,122	1,000,000	—	212,124	337,280	5,875,076
	2007	US$	935,755	1,497,600	1,433,248	1,060,662	—	180,133	281,033	5,388,432
		CDN$	1,005,750	1,753,800	1,678,439	1,140,000	—	193,607	302,054	6,073,650
	2006	US$	813,420	1,681,560	1,687,651	881,756	—	156,583	260,628	5,481,599
		CDN$	922,500	1,903,500	1,910,395	1,000,000	—	177,581	295,578	6,209,554
Ian Cameron	2008	US$	406,426	312,730	304,579	256,098	—	67,998	98,752	1,446,582
Senior VP,		CDN$	433,250	303,930	296,008	273,000	—	72,486	105,269	1,483,944
Finance & CFO	2007	US$	378,675	274,560	270,032	292,147	—	62,481	76,081	1,353,977
		CDN$	407,000	321,530	316,228	314,000	—	67,155	81,772	1,507,685
	2006	US$	336,611	290,640	296,079	269,333	—	55,541	68,013	1,316,216
		CDN$	381,750	329,000	335,157	305,450	—	62,989	77,133	1,491,479
John Gordon	2008	US$	431,051	312,730	304,579	263,602	—	72,062	113,614	1,497,638
Senior VP,		CDN$	459,500	303,930	296,008	281,000	—	76,818	121,113	1,538,369
Corporate	2007	US$	411,937	274,560	270,032	307,034	—	67,970	87,496	1,419,029
Resources		CDN$	442,750	321,530	316,228	330,000	—	73,054	94,041	1,577,602
	2006	US$	378,053	290,640	296,079	301,252	—	62,379	112,193	1,440,596
		CDN$	428,750	329,000	335,157	341,650	—	70,744	127,238	1,632,539
John Floren	2008	US$	413,462	312,730	304,579	263,602	—	69,159	205,705	1,569,237
Senior VP, Global		CDN$	440,750	303,930	296,008	281,000	—	73,724	219,281	1,614,694
Marketing &	2007	US$	378,675	274,560	270,032	299,591	—	62,481	177,708	1,463,047
Logistics		CDN$	407,000	321,530	316,228	322,000	—	67,155	191,000	1,624,913
	2006	US$	336,611	290,640	296,079	289,613	—	55,541	167,278	1,435,762
		CDN$	381,750	329,000	335,157	328,450	—	62,989	189,710	1,627,056
Jorge Yanez	2008	US$	442,258	312,730	304,579	248,593	—	99,508	251,843	1,659,511
Senior VP, Global		CDN$	471,000	303,930	296,008	265,000	—	106,076	268,464	1,710,478
Manufacturing	2007	US$	362,602	274,560	270,032	282,843	—	84,122	475,592	1,749,751
		CDN$	390,000	321,530	316,228	304,000	—	90,414	511,166	1,933,338
	2006	US$	340,455	290,640	296,079	273,788	—	76,602	442,896	1,720,460
		CDN$	386,000	329,000	335,157	310,503	—	86,874	502,288	1,949,823

(1)
All Named Executive Officers, except Mr. Yanez, receive their compensation in Canadian dollars. Mr. Yanez receives his compensation in US dollars. His salary and other compensation shown in this table have been converted to Canadian dollars using an average foreign exchange rate for the relevant year, except for his annual incentive payment, which is calculated in Canadian dollars. The average foreign exchange rates used are 2008: 1.066; 2007: 1.0748; 2006: 1.1341.

(2)
This column reflects the grant date fair value of PSUs received by NEOs as long-term incentive awards. At the time of vesting, a minimum of 50% or a maximum of 120% of PSUs granted will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2008, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2008 to December 31, 2010. See “Performance Share Unit Plan” on page 33 for more information. The grant date fair value shown in this column is calculated by multiplying the total number of Performance Share Units (PSUs) awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted, converted to US dollars based on the Bank of Canada noon rate of exchange on that day. 2006: US$20.76; 2007: US$24.96; 2008: US$28.43. This valuation methodology is different than accounting fair value. The determination of accounting fair value would involve running a binomial pricing model to assign a probability weighted average total shareholder return factor, which would determine the number of PSUs that would be included in the valuation in accordance with the PSU plan. However, the Company does not valuate the PSUs for accounting purposes on the grant date, therefore this calculation has not been done. The Company calculates the accounting fair value of all outstanding PSUs at each quarter end and this is reported in our financial statements. The PSU Plan is more fully described on page 33.

(3)
This column reflects the grant date fair value of stock options received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options granted by the US dollar exercise price at the time of the grant by the Black-Scholes valuation factor. 2006: US dollar exercise price = $20.76, Black-Scholes valuation factor = 23.77%. 2007: US dollar exercise price = $24.96, Black-Scholes valuation factor = 27.74%. 2008: US dollar exercise price = $28.43, Black-Scholes valuation factor = 27.47%. The exercise price represents the closing price of the Common Shares on the TSX on the day before the stock options were granted, converted to US dollars based on the Bank of Canada noon rate of exchange on that day. This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The Company’s Incentive Stock Option Plan is more fully described on page 32 and page 44.

(4)
These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All Named Executive Officers elected to be paid in cash in each of the past three years. The DSU Plan is more fully described on page 34. For more information concerning these annual incentives, refer to “Short-Term Incentive Plan” on page 30.

In 2006, a special cash award of 5% of base salary was made to all employees, with the exception of Mr. Aitken, in recognition of outstanding overall corporate results. This special award is included in the 2006 amounts for Messrs. Cameron, Gordon, Floren and Yanez.

(5)	The amounts include the Company’s pension contributions to both the regular Company Defined Contribution pension plan and to the Defined Contribution Supplemental Retirement Plan.

(6)	The amounts shown represent:
•
For Mr. Aitken: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2008 — Cdn$136,231; US$127,797 (6,649 units); 2007 — Cdn$135,352; US$125,932 (5,199 units); 2006 — Cdn$139,743; US$123,219 (5,451 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2008 — Cdn$78,909; US$74,024 (3,923 DSUs); 2007 — Cdn$67,058; US$62,391 (2,564 DSUs); 2006 — Cdn$35,332; US$31,154 (1,277 DSUs), the 2008 perquisite allowance, individual allowances paid in 2006 and 2007 (housing allowance, auto allowance, club membership and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout and other miscellaneous items.

•
For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2008 — Cdn$24,389; US$22,879 (1,190 units); 2007 — Cdn$24,111; US$22,433 (927 units); 2006 — Cdn$29,113; US$25,670 (1,143 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2008 — Cdn$14,857; US$13,937 (739 DSUs); 2007 — Cdn$2,976; US$2,769 (108 DSUs), the 2008 perquisite allowance, individual allowances paid in 2006 and 2007 (auto allowance, club membership and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout (2007 — Cdn$17,954; US$16,704) and other miscellaneous items.

•
For Mr. Gordon: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2008 — Cdn$24,389; US$22,879 (1,190 units); 2007 — Cdn$24,111; US$22,433 (927 units); 2006 — Cdn$29,113; US$25,670 (1,143 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2008 — Cdn$14,857; US$13,937 (739 DSUs); 2007 — Cdn$2,976; US$2,769 (108 DSUs), the 2008 perquisite allowance, individual allowances paid in 2006 and 2007 (auto allowance, club membership (2007 — Cdn$15,878; US$14,773; 2006 — Cdn$18,763; US$16,544) and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout and other miscellaneous items.

•
For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2008 — Cdn$24,389; US$22,879 (1,190 units); 2007 — Cdn$16,731; US$15,567 (639 units); 2006 — Cdn$12,730; US$11,225 (496 units)), the 2008 perquisite allowance, individual allowances paid in 2006 and 2007, housing allowance (2008 — Cdn$60,224; US$56,495; 2007 — Cdn$77,936; US$72,512; 2006 — Cdn$91,288; US$80,494), auto allowance, club membership and tax payments in respect of certain perquisites and benefits made on his behalf), vacation payout, and other miscellaneous items.

•
For Mr. Yanez: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional RSUs and PSUs corresponding to dividends declared on Common Shares (2008 — Cdn$24,389; US$22,879 (1,190 units); 2007 — Cdn$18,986; US$17,665 (727 units); 2006 — Cdn$15,376; US$13,558 (598 units)), expatriate allowances and tax gross-ups pursuant to the Company’s standard assignment policies (2008 — Cdn$209,382; US$196,418; 2007 — Cdn$275,804; US$256,610; 2006 — Cdn$456,719; US$402,715), vacation payout (2007 — Cdn$186,571; US$173,587), auto allowance and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the Named Executive Officer disclosed in the table. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Incentive Plan Awards – Value Vested or Earned During the Year” found on page 40.

Incentive Plan Awards
The following table sets forth information concerning outstanding stock options and share-based awards (PSUs) held by the NEOs as at December 31, 2008.
Outstanding Option-Based Awards and Share-Based Awards

Option-Based Awards								Share-Based Awards
		Number of						Number of	Market or payout
		securities				Value of		shares or	value of
		underlying	Option		Vested	unexercised		units that	share-based
		unexercised	exercise	Option	options at	in-the-money		have not	awards that have
	Year	options	price(1)	expiration	year end	options		Vested	not vested(2)
Name	Granted	(#)	US$	date	(#)	US$	CDN$	(#)	US$	CDN$
Bruce Aitken	2008	207,000	28.43	Feb 28, 2015	0	0	0	61,938	398,007	424,275
	2007	207,000	24.96	Mar 1, 2014	69,000	0	0	63,293	406,714	433,557
	2006	249,200	20.76	Mar 2, 2013	135,200	0	0
	2005	50,000	17.85	Mar 3, 2012	50,000	0	0
Ian Cameron	2008	39,000	28.43	Feb 28, 2015	0	0	0	11,355	72,966	77,782
	2007	39,000	24.96	Mar 1, 2014	13,000	0	0	11,604	74,566	79,487
	2006	60,000	20.76	Mar 2, 2013	40,000	0	0
	2005	10,000	17.85	Mar 3, 2012	10,000	0	0
John Gordon	2008	39,000	28.43	Feb 28, 2015	0	0	0	11,355	72,966	77,782
	2007	39,000	24.96	Mar 1, 2014	13,000	0	0	11,604	74,566	79,487
	2006	40,000	20.76	Mar 2, 2013	20,000	0	0
	2005	10,000	17.85	Mar 3, 2012	10,000	0	0
John Floren	2008	39,000	28.43	Feb 28, 2015	0	0	0	11,355	72,966	77,782
	2007	39,000	24.96	Mar 1, 2014	13,000	0	0	11,604	74,566	79,487
	2006	40,000	20.76	Mar 2, 2013	20,000	0	0
	2005	1,750	17.85	Mar 3, 2012	1,750	0	0
Jorge Yanez	2008	39,000	28.43	Feb 28, 2015	0	0	0	11,355	72,966	77,782
	2007	39,000	24.96	Mar 1, 2014	13,000	0	0	11,604	74,566	79,487
	2006	60,000	20.76	Mar 2, 2013	40,000	0	0
	2005	7,000	17.85	Mar 3, 2012	7,000	0	0

(1)
For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the options are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third are exercisable beginning on the third anniversary of the date of the grant. If the options are unexercised, they will expire in the ordinary course seven years after the date of their grant.

(2)
This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded average growth rate of total shareholder return over a three-year period. The minimum payout is 50% of the vested PSU balance. The value shown is based on this minimum payout and is calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31, 2008, being Cdn$13.70, converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008. See “Performance Share Unit Plan” on page 33 for more information.

This table does not include DSUs outstanding as DSUs vest immediately upon grant. In 2006, Mr. Aitken elected to settle his vested 2004 RSUs in DSUs (70,073). During 2007, Messrs. Cameron and Gordon each elected to settle their vested 2005 RSUs in DSUs (22,333 each). In 2008, Messrs. Aitken, Cameron and Gordon each elected to settle their vested 2006 PSUs in DSUs (43,640, 7,543, 7,543 respectively); the settlement date for the vested 2006 PSUs was March 6, 2009. As at December 31, 2008, the total number of DSUs and their value (calculated by multiplying the number of DSUs by Cdn$13.70, the closing market price of the Common Shares on the TSX on that date) for all NEOs was: B. Aitken 123,109 DSUs — Cdn$1,686,593 (US$1,582,170); I. Cameron 23,179 DSUs — Cdn$317,552 (US$297,891) and J. Gordon 23,179 DSUs — Cdn$317,552 (US$297,891). Messrs. Floren and Yanez do not receive DSUs as they are not residents of Canada for tax purposes.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options, share-based awards (PSUs and DSUs) and the Short-Term Incentive Plan during 2008. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2008.
Incentive Plan Awards — Value Vested or Earned During the Year

					Non-Equity Incentive
		Option-Based Awards -	Option-Based Awards -	Share-Based Awards -	Plan Compensation -
		Value vested during	Value realized at	Value vested during	Value earned during
		the year(1)	exercise(2)	the year(3)	the year(4)
Name		($)	($)	($)	($)
Bruce Aitken	US$	1,334,145	0	608,558	938,086
	CDN$	1,422,199	0	648,723	1,000,000
Ian Cameron	US$	246,876	0	106,326	256,098
	CDN$	263,170	0	113,343	273,000
John Gordon	US$	246,876	0	106,326	263,602
	CDN$	263,170	0	113,343	281,000
John Floren	US$	171,172	0	81,983	263,602
	CDN$	182,469	0	87,394	281,000
Jorge Yanez	US$	187,231	0	81,983	248,593
	CDN$	199,588	0	87,394	265,000

(1)
The value shown in this column is calculated by multiplying the number of stock options that vested in 2008 by the difference between the exercise price and the closing price of the Common Shares on the TSX on the vesting date, converted to US dollars at a conversion rate of 1.066, being the Bank of Canada average noon rate for 2008.

(2)
This amount represents, in respect of all Common Shares acquired during 2008 on exercise of stock options, the difference between the market value of such shares at the time of exercise and the exercise price. If the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker, HSBC InvestDirect.

(3)
The value shown in this column includes the settlement value of 2006 PSUs including dividend equivalent PSUs in respect thereof which vested on December 31, 2008 and the value of dividend equivalent DSUs received during the year. Under the PSU Plan, following vesting of PSUs, NEOs generally receive an amount of cash equal to 50% of the value of such vested PSUs and a number of Common Shares equal to the remaining 50% of the vested PSUs. The PSU Plan is described in more detail on page 33. NEOs may elect to receive an equivalent number of DSUs in place of their vested PSUs at the time of settlement. The DSU plan is described in more detail on page 34. The settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days ending December 30, 2008 ($13.06) for the cash portion of the settlement, the weighted average purchase price for shares purchased on the TSX over the 15 trading days ending February 6, 2009 ($10.12) for the share portion of the settlement, and on the performance factor results (50%). The closing price of the Common Shares on the TSX on December 31, 2008, the vesting date of the 2006 PSUs, was $13.70. The number of 2006 PSUs that vested was 50% of each individual’s 2006 PSU balance as at December 31, 2008. The number of PSUs and settlement value for each Named Executive Officer in respect of vested 2006 PSUs was as follows: Mr. Aitken: Cdn$569,813; US$534,534 (43,640 PSUs); Mr. Cameron: Cdn$98,486; US$92,389 (7,543 PSUs); Mr. Gordon: Cdn$98,486; US$92,389 (7,543 PSUs); Mr. Floren: Cdn$87,394; US$81,983 (7,543 PSUs) and Mr. Yanez: Cdn$87,394; US$81,983 (7,543 PSUs). Messrs. Aitken, Cameron and Gordon each elected to settle their vested 2006 PSUs in DSUs (Mr. Aitken — 43,640, Mr. Cameron — 7,543, Mr. Gordon — 7,543). Messrs. Floren and Yanez have not elected to convert vested PSUs to DSUs (or to receive their short-term incentive plan payment as DSUs) as they are currently not Canadian residents for tax purposes. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. The DSU plan is more fully described on page 34.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table on page 37.
Retirement Plans
The Company has established a registered defined contribution retirement plan that provides an annual company contribution equal to 7% of annual base salary. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the Named Executive Officer. Sixteen investment vehicles are currently available from four investment managers. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No Named Executive Officers are members of a defined benefit retirement plan.
All Named Executive Officers except Mr. Yanez participate in the defined contribution plan. As a non-resident of Canada, Mr. Yanez is not eligible to participate in the Canadian retirement plan but participates in a defined contribution retirement plan of a US subsidiary of the Company. The US defined contribution retirement plan allows employee contributions.
Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. Named Executive Officers resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target Short-Term Incentive Award and provide Named Executive Officers with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2008. The supplemental plan funds are invested in a single fund with Phillips, Hager & North and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. No Named Executive Officers are members of any defined benefit supplemental retirement plan.

Mr. Yanez, a non-resident of Canada, participates in a supplemental plan of a US subsidiary of the Company that provides him with benefits materially similar to those provided to Named Executive Officers resident in Canada. The US supplemental plan is a notional plan and any payments under the plan are made from general revenue. A member’s notional investment income in this plan is equivalent to the member’s investment performance of their selected funds in the defined contribution retirement plan. At retirement, funds in the account will be paid as a lump sum.
The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the Named Executive Officers:
Defined Contribution Plan Table (Registered and Supplemental Plans)

		Accumulated Value		Non-	Accumulated Value
		at Start of Year	Compensatory(1)	Compensatory(2)	at Year End
Name		($)	($)	($)	($)
Bruce Aitken	US$	693,203	198,991	(155,402)	736,791
	CDN$	738,954	212,124	(165,659)	785,419
Ian Cameron(3)	US$	627,689	67,998	(180,478)	541,924
	CDN$	669,116	72,486	(192,390)	577,691
John Gordon	US$	867,045	72,062	(137,773)	801,334
	CDN$	924,270	76,818	(146,866)	854,222
John Floren	US$	252,414	69,159	(57,579)	263,994
	CDN$	269,073	73,724	(61,379)	281,418
Jorge Yanez	US$	560,468	99,508	27,347	687,323
	CDN$	597,459	106,076	29,152	732,686

(1)
The amounts include the Company’s pension contributions to both the Company’s regular Defined Contribution pension plan and to the Defined Contribution Supplemental Retirement Plan. These amounts are also reported in the “Pension Value” column of the Summary Compensation Table on page 37.

(2)
The amounts include regular investment earnings on pension contributions. In the case of Mr. Yanez, the amount also includes employee contributions. Employee contributions are not permitted in the Canadian pension plans.

(3)
Mr. Cameron transferred his pension balance from a previous employer to the registered defined contribution pension plan in 2008. This transferred amount is reflected in his Accumulated Value at Year End. This type of transfer is allowed within the plan and is available to all employees.

Termination of Employment and Employment Contracts
The Company has entered into employment agreements with the Named Executive Officers that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. “Change of Control” occurs when:
•	More than 40% of voting shares of the Company are acquired by an outsider;

•	A majority change in the Board of Directors of the Company occurs;

•	All or substantially all of the assets of the Company are sold to an outsider; or

•	A majority of directors determines that a change in control has occurred.
Mr. Aitken has an employment agreement that provides for three months’ notice and a termination payment, if his employment is terminated without cause, of an amount equal to (a) 2.5 times his annual salary; (b) 2.5 times his target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits he would have received over a 30-month period. The amount of this payment is reflected in the “Termination without Cause” column in the “Change of Control and Termination Benefits for NEOs” table on page 42. In the event that (1) a Change of Control occurs and (2) Mr. Aitken is terminated or suffers a material change in his employment status within 24 months following a Change of Control, he is entitled to an amount equal to (a) 2.5 times his most recent compensation (highest annual salary during last three years plus the average of his last three years’ Short-Term Incentive Plan and Long-Term Incentive Awards plus any other cash compensation awards); and (b) compensation for pension and other company benefits he would have received over a 30-month period, plus all legal and professional fees and expenses. The total amount of this payment is reflected in the “Change of Control with Termination — Total” column in the “Change of Control and Termination Benefits for NEOs” table on page 42. In the event that his employment is terminated for cause, no notice or pay in lieu of notice will be provided. In the event that Mr. Aitken retires or resigns, no payment will be provided and Mr. Aitken is required to give not less than three months’ written notice of retirement or resignation.

Messrs. Cameron, Gordon, Floren and Yanez each have an employment agreement that provides for three months’ notice and a termination payment, if their employment is terminated without cause, of an amount equal to (a) 1.5 times their annual salary; (b) 1.5 times their target Short-Term Incentive Plan payment; and (c) compensation for pension and various other company benefits they would have received over an 18-month period. The amount of this payment is reflected in the “Termination without Cause” column in the “Change of Control and Termination Benefits for NEOs” table on page 42. In the event that (1) a Change of Control occurs and (2) they are terminated or suffer a material change in their employment status within 24 months following a Change of Control, each is entitled to an amount equal to (a) 2.0 times their most recent compensation (highest annual salary during last three years plus the average of last three years’ Short-Term Incentive Plan and Long-Term Incentive Awards plus any other cash compensation awards); and (b) compensation for pension and other company benefits they would have received over a 24-month period, plus all legal and professional fees and expenses. The total amount of this payment is reflected in the “Change of Control with Termination — Total” column in the “Change of Control and Termination Benefits for NEOs” table on page 42. In the event that their employment is terminated for cause, no notice or pay in lieu of notice will be provided. In the event that Messrs. Cameron, Gordon, Floren or Yanez retires or resigns, no payment will be provided and they are required to give not less than three months’ written notice of retirement or resignation.
Where there is either a termination or change of control event, each NEO must adhere to restrictions on his competitive activities, solicitation of business and hiring away for a period of one year after the termination of his employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment.
Change of Control and Termination Benefits for NEOs
The following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2008.

		Change of Control with Termination
			Value of Vested
			Options and		Termination
Name		Cash Portion(1)	Share-Based Awards(2)	Total(3)	without Cause(4)
Bruce Aitken	US$	14,112,458	1,609,442	15,721,899	5,397,749
	CDN$	15,043,880	1,715,665	16,759,545	5,754,000
Ian Cameron	US$	2,875,918	295,064	3,170,982	1,147,655
	CDN$	3,065,729	314,538	3,380,267	1,223,400
John Gordon	US$	2,967,450	295,064	3,262,514	1,205,572
	CDN$	3,163,302	314,538	3,477,840	1,285,140
John Floren	US$	2,923,723	295,064	3,218,787	1,171,787
	CDN$	3,116,689	314,538	3,431,227	1,249,125
Jorge Yanez	US$	2,855,288	295,064	3,150,353	1,135,589
	CDN$	3,043,738	314,538	3,358,276	1,210,538

(1)
This column reflects 2.5 times the most recent compensation for the CEO and 2 times the most recent compensation for each of the other NEOs. The most recent compensation includes the highest annual salary during the last three years plus the average of the last three years’ Short-Term Incentive Plan and Long-Term Incentive awards, any other cash compensation awards as well as compensation for pension and other company benefits that would have been received. This cash payment will only be paid where: (i) a Change of Control occurs; and (ii) the NEO is terminated or suffers a material change in his employment status within 24 months following such Change of Control.

(2)
All outstanding PSUs vest at the time of Change of Control. The column reflects the value of outstanding PSUs and includes dividend equivalent PSUs granted. For more information on the PSU Plan please see page 33. All unvested stock options at the time of Change of Control will become exercisable by the NEOs immediately prior to such Change of Control. For more information on the Incentive Stock Option Plan please see pages 32 and 44. There is no value for outstanding stock options reflected in this column because the exercise prices for all outstanding NEO options were above the market price of the Common Shares at December 31, 2008. Regardless of whether or not an NEO’s employment is terminated after a Change of Control event, both the outstanding PSUs and outstanding stock options will vest as described in this footnote.

(3)
This column is calculated as the sum of the previous two columns and reflects the amounts payable to each NEO in the event that (1) a Change of Control occurs and (2) the NEO is terminated or suffers a material change in their employment status within 24 months following a Change of Control.

(4)
The column reflects the termination payment that would be made in the event an NEO’s employment was terminated without cause. For the CEO, the termination payment includes 2.5 times his annual salary, 2.5 times his Short-Term Incentive Plan target payment and compensation for pension and benefits that would have been received over a 30-month period. For each of the remaining NEOs, the termination payment includes 1.5 times his annual salary, 1.5 times his Short-Term Incentive Plan target payment and compensation for pension and benefits that would have been received over an 18-month period.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is included in footnote (2) to the Outstanding Share-Based Awards and Option-Based Awards Table on page 39. No incremental payments will be made in the event the NEO resigns, retires or his employment is terminated for cause.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined in the CBCA and under applicable securities laws) or which was entirely repaid before the date of this Information Circular.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
The insurance provides US$100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of US$500,000 (US$1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than US$100,000,000, as the insurance is subject to an annual aggregate limit of US$100,000,000.
The cost of this insurance for the current policy year is US$931,866.

PART V OTHER INFORMATION
NORMAL COURSE ISSUER BID
On May 6, 2008 the Company received approval to conduct a normal course issuer bid (the “Bid”) under which the Company had the ability but not the obligation to purchase up to 7,909,393 of its Common Shares, representing ten percent (10%) of the total public float of its issued and outstanding Common Shares as at May 2, 2008. The Bid commenced on May 20, 2008 and terminates on the earlier of the date that 7,909,393 Common Shares have been purchased or May 19, 2009. As at March 6, 2009, 2,165,000 Common Shares have been purchased under the Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company’s notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table provides information as at December 31, 2008 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Securities Remaining Available
	Securities to be Issued	Weighted Average		for Future Issuance under
	upon Exercise of	Exercise Price of		Equity Compensation Plans
	Outstanding Options,	Outstanding Options,		(excluding securities reflected
	Warrants and Rights	Warrants and Rights(1)		in column (a))
	(a)	(b)		(c)
Plan Category	(#)	US$	CDN$	(#)
Equity Compensation Plans Approved by Securityholders	3,854,567	$22.75	$27.71	322,092
Equity Compensation Plans not Approved by Securityholders	—	—	—	—
Total	3,854,567	$22.75	$27.71	322,092

(1)
For the purposes of this column, if the exercise price of any option is denominated in US dollars, such exercise price has been converted to Canadian dollars using the Bank of Canada closing rate of $1.2180 on December 31, 2008. This information is given as at December 31, 2008 and is without giving effect to the Stock Option Plan Amendments described under “Business of the Meeting – Amendment of Incentive Stock Option Plan” commencing on page 12.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without approval of securityholders.
Incentive Stock Option Plan
The Company has an Incentive Stock Option Plan (also referred to as the “Plan”) pursuant to which the Board of Directors may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries, options to purchase unissued Common Shares. Options may not be granted to non-management directors under the Plan. Except where otherwise stated, the description of the Plan provisions in this section assumes that the Stock Option Plan Amendments described under “Amendment of Incentive Stock Option Plan” commencing on page 12, have already been approved by Shareholders.

The following table sets out the total number of Common Shares that may be issued from and after the date of this Circular pursuant to options granted under the Plan, the number of Common Shares potentially issuable pursuant to options outstanding and unexercised under the Plan, and the remaining number of Common Shares available to be issued pursuant to options granted from and after the date of this Circular, all before and after giving effect to the Stock Option Plan Amendments described under “Amendment of Incentive Stock Option Plan” on page 12 and the options to purchase an additional 1,366,140 Common Shares approved by the Board of Directors on the date of this Circular. Of the 1,366,140 new options granted by the Board, only 323,092 options are approved for issuance under the existing Plan. Therefore, shareholder approval is required for the additional 1,043,048 options that are not currently approved for issuance.

												Common Shares available for future
Common Shares issuable under Plan from						Common Shares issuable pursuant to						issuance pursuant to options granted from
and after March 6, 2009						outstanding unexercised options						and after March 6, 2009
Before			After			Before			After			Before			After
Amendments(1)	%		Amendments(3)%			Amendments(4)%			Amendments(6)%			Amendments(8)%			Amendments(9)%
4,168,559	4.5	(2)	8,400,000	9.1	(2)	3,845,467	4.2	(2)	5,211,607	5.7	(2)	323,092	0.4	(2)	3,188,393	3.5	(2)
							92.2	(5)		62.0	(7)		7.8	(5)		38.0	(7)

(1)	Before giving effect to the Stock Option Plan Amendments described under “Amendment of Incentive Stock Option Plan” on page 12.

(2)	Approximate percentage of the Company’s 92,039,492 outstanding Common Shares on a non-diluted basis as at the date of this Circular.

(3)	After giving effect to the Stock Option Plan Amendments.

(4)	Not including the options to purchase an additional 1,366,140 Common Shares approved by the Board of Directors on March 6, 2009.

(5)	Approximate percentage of the 4,168,559 total number of Common Shares which may be issued from and after the date of this Circular referred to in the first column.

(6)	Including the options to purchase an additional 1,366,140 Common Shares approved by the Board of Directors on March 6, 2009.

(7)	Approximate percentage of the 8,400,000 total number of Common Shares which may be issued from and after the date of this Circular referred to in the third column.

(8)
Before giving effect to the Stock Option Plan Amendments or the grant of options to purchase an additional 1,366,140 Common Shares approved by the Board of Directors on March 6, 2009, and assuming that all other outstanding unexercised options will ultimately be exercised in full.

(9)
After giving effect to the Stock Option Plan Amendments and the grant of options to purchase an additional 1,366,140 Common Shares approved by the Board of Directors on March 6, 2009, and assuming that all outstanding unexercised options (including the March 6, 2009 options) will ultimately be exercised in full.

The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the bylaws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. Apart from this restriction, there is no maximum number or percentage of securities under the Plan available to insiders of the Company or which any person is entitled to receive under the Plan.
The exercise price for each option granted under the Plan is the price fixed for such option by the Board, which may not be less than the fair market value of the Common Shares on the date the option is granted. The fair market value for this purpose is deemed to be the US dollar equivalent of the closing price at which board lots of the Common Shares were traded on the TSX on the day preceding the date on which the option is granted, or, if no board lots are traded on such date, then the US dollar equivalent of the closing price at which board lots were traded on the most recent day upon which at least one board lot was traded. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.
Subject to certain limitations contained in the Plan, options may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option, including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Plan, each option must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option may be exercisable during different periods, in respect of a different amount or portion or in a different manner:
(a)
in the case of death of an optionee prior to the expiry date, the option will vest immediately and will be exercisable prior to the earlier of (i) the date which is one year from the date of death, and (ii) the expiry date;

(b)	in the case of disability of the optionee prior to the expiry date, the option shall vest immediately and will be exercisable until the expiry date;

(c)
in the case of termination of the optionee’s employment by reason of (i) retirement of the optionee where the optionee is not less than 55 years of age, or (ii) circumstances that the Board of Directors, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

(d)
if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the 10 business days immediately after a blackout period, the expiry date shall become a date which is 10 days after the last day of the blackout period.
All options granted by the Company prior to 2005 have vested and each unexercised option granted prior to 2005 expires, in the ordinary course, ten years after the date of grant. For options granted in 2005 and thereafter and (it is intended) in future years, one-third of the options are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options granted in 2005 and thereafter, if unexercised, expire, in the ordinary course, seven years after the date of their grant.
With respect to executive officers who have employment agreements, in the event of a change of control, these agreements provide that any option granted prior to the change of control that is not then exercisable becomes exercisable immediately prior to such change of control. Furthermore, unexercised options may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option may be transferable or assignable otherwise than by will or the laws of succession and distribution.
In September 1999, “performance stock options” were granted to all executive officers and certain other key employees of the Company. The performance stock options were granted at a price of $4.47, the closing price of the Common Shares on the TSX on the day before the day of the grant. The vesting of the performance stock options is tied to the market value of the Common Shares after October 1, 2002, with these options being fully vested once the Common Shares traded at or above $20. All performance stock options are now vested and exercisable and they expire on September 9, 2009.
Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Plan or options granted under it:
1.
an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.
a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;
4.
an expansion of the class of eligible recipients of options under the Plan that would permit the re-introduction of non-management directors on a discretionary basis or an increase on limits previously imposed on non-management director participation;

5.
an expansion of the transferability or assignability of options, other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, an RRSP or RRIF of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

6.	any amendment of the Plan to increase any maximum limit of the number of securities that may be:
(a)	issued to insiders of the Company within any one year period, or

(b)	issuable to insiders of the Company at any time;
which may be specified in the Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.
if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Plan reserve; and

8.	a change to the amendment provisions of the Plan;
provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Plan or deliverable upon the exercise of any option or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options outstanding under the Plan to prevent their dilution or enlargement in accordance with the section or sections of the Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.
The Board of Directors has authority (without shareholder approval required) to make other amendments to the Plan or any option relating to:
1.
clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan);

2.
changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Company to participants or, if the Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan;

3.
changing the eligibility for and limitations on participation in the Plan (other than amendments of the Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Plan or the reintroduction of participation by non-management directors on a discretionary basis);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options;
5.
changing the provisions for termination of options so long as the change does not permit the Company to grant an option with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.
additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow optionholders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options that do not require shareholder approval as described above.
No amendment of the provisions of the Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Plan.

SHAREHOLDER PROPOSALS
Shareholder proposals to be considered at the 2010 Annual General Meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 28, 2009 to be included in the information circular and form of proxy for such annual meeting.
ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and at the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Company will provide to any person or company, without charge to any security holder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2008, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year.
If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.
Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.

APPROVAL BY DIRECTORS
The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
DATED at Vancouver, British Columbia this 6th day of March, 2009.

Randy Milner
Senior Vice President, General Counsel
and Corporate Secretary

SCHEDULE A
TEXT OF RESOLUTION RATIFYING AND APPROVING
AMENDMENTS TO THE INCENTIVE STOCK OPTION PLAN
WHEREAS, the Company wishes to amend its Incentive Stock Option Plan as set forth in the Amended Incentive Stock Option Plan tabled at the meeting and otherwise described in the Information Circular of the Company dated March 6, 2009, including, without limitation, an amendment to increase the maximum number of shares issuable from and after May 5, 2009 (the date of the Meeting) pursuant to options granted under the Plan to 8,400,000 (“Stock Option Plan Amendments”).
AND WHEREAS, on March 6, 2009, the Board of Directors of the Company approved the grant of options to purchase an additional 1,366,140 Common Shares. Of these 1,366,140 new options granted by the Board, only 323,092 options are approved for issuance under the existing Plan. Therefore, shareholder approval is required for the additional 1,043,048 options that are not currently approved for issuance (“Additional Options”).
BE IT RESOLVED, as an ordinary resolution, that:
i.	the Stock Option Plan Amendments, and

ii.	the Additional Options,
are hereby ratified, confirmed and approved.

A-1

SCHEDULE B
METHANEX CORPORATE GOVERNANCE PRINCIPLES
TABLE OF CONTENTS

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES	2
2. CODE OF ETHICS	2
3. BOARD RESPONSIBLITIES	2
4. DIRECTOR RESPONSIBILITIES	2
5. BOARD LEADERSHIP	3
6. BOARD MEMBERSHIP	3
7. BOARD COMPENSATION	4
8. SHARE OWNERSHIP	4
9. ASSESSING THE BOARD’S PERFORMANCE	5
10. BOARD’S INTERACTION WITH STAKEHOLDERS	5
11. MEETING PROCEDURES	5
12. COMMITTEE MATTERS	5
13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT	6
14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS	6
15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS	6
16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES	6

1. OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES
The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2. CODE OF ETHICS
All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3. BOARD RESPONSIBLITIES
The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;
•	monitoring overall corporate performance;
•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;
•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;
•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;
•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;
•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;
•	developing the Company’s approach to corporate governance;and
•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4. DIRECTOR RESPONSIBILITIES
Act in best interests
The primary responsibility of each director is to:
a)	act honestly and in good faith with a view to the best interest of the Company; and,
b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.

Performance
Performance as a director is the main criterion for determining a director’s on-going service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include a self-evaluation and a confidential discussion with the Chairman.
Ongoing education
Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.
5. BOARD LEADERSHIP
Selection of Chairman and CEO
The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead Independent Director
In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.
Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.
6. BOARD MEMBERSHIP
Criteria for Board membership
The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board which provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining a reasonable diversity of personal characteristics but maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board that it take action to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.
New directors
The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.
Majority Voting
The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.

Orientation
The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide a diversity of expertise and opinion, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their present occupation
Directors who retire or otherwise leave or change the position they held when they first were appointed to the Board should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Term limits
The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
Cumulative term limits for directors should not be established as this could have the effect of forcing directors off the Board who have gained a deep and detailed knowledge of the Company’s operations and business affairs. At the same time, the value of some turnover in Board membership to provide an ongoing input of fresh ideas and new knowledge is recognized. The Corporate Governance Committee shall review annually the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity.
Retirement age
The Board has determined that there should not be a mandatory retirement age for directors.
Other Board memberships
Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7. BOARD COMPENSATON
Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.
Director compensation consists of cash and share-based long-term incentives. The cash portion may be comprised of an annual retainer, meeting fees and supplemental fees for committee chairs. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.
8. SHARE OWNERSHIP
The Company shall establish guidelines for Company stock ownership by directors, executive officers and other managers of the Company as such guidelines help to more closely align their economic interests with those of other stockholders.

9. ASSESSING THE BOARD’S PERFORMANCE
The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.
All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and direct those suggestions to the Chairman or the appropriate committee chair.
10. BOARD’S INTERACTION WITH STAKEHOLDERS
It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.
11. MEETING PROCEDURES
Scheduling of Board meetings and selection of agenda items
The Board normally holds five regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develops the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.
Non-directors at Board meetings
The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
Every Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.
12. COMMITTEE MATTERS
Committee structure
The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.
The current committee structure and the performance of each committee is to be reviewed annually by the Corporate Governance Committee.

Assignment of directors to committees
The Corporate Governance Committee is responsible for proposing to the Board the chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
Each committee chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13. BOARD RELATIONSHIP TO SENIOR MANAGEMENT
Directors have complete access to the Company’s senior management. Written communications from directors to members of management will be copied to the Chairman and the CEO.
The Board also encourages directors to make themselves available for consultation with management outside Board meetings in order to provide counsel on subjects where such directors have special knowledge and experience.
14. ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS
The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.
15. EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS
Performance evaluation of the CEO
The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.
Performance evaluation and succession planning of executive officers
The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officers whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.
16. REVIEW OF CORPORATE GOVERNANCE PRINCIPLES
The Corporate Governance Committee shall review these Corporate Governance Principles annually and report to the Board any recommendations it may have for their amendment.

Exhibit A to the Methanex Corporate Governance Principles
An “independent director” is a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, provided however that persons who fall within any of the categories set out below will be deemed not to be independent.
(1)	a director who is, or at any time during the past three years was, employed by the Company, its parent or any subsidiary of the Company;
(2)
a director who accepts or has a “family member” (which is defined to include a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home) who accepts any payments from the Company, its parent or any subsidiary of the Company, in excess of US$75,000 during the current fiscal year or any of the past three fiscal years, other than compensation for board or committee service, payments arising solely from investments in the Company’s securities, compensation paid to a family member who is a non-executive employee of the Company, its parent or a subsidiary of the Company, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(3)	a director who is a family member of an individual who is, or has been in any of the past three years, employed by the Company, its parent or by any subsidiary of the Company as an executive officer;
(4)
a director who is, or has a family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments (other than those arising solely from investments in the Company’s securities and payments under non-discretionary charitable contribution matching programs) in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or US$200,000, whichever is more;

(5)
a director who is or has been, or has a family member who is or has been, employed as an executive of another entity at any time during the past three years where any of the Company’s executives serve on the compensation committee of that other entity; and

(6)
a director who is, or has a family member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor, and worked on the Company’s audit, at any time during the past three years.

SEE REVERSE FOR IMPORTANT INFORMATION
RELATING TO VOTING ESPP SHARES
VOTING INSTRUCTIONS
TO
HSBC SECURITIES (CANADA) INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
METHANEX CORPORATION
TO BE HELD ON MAY 5, 2009
I,                     , a participant in the Methanex Corporation Share Purchase Plan for Employees (hereinafter referred to as the “Plan”), hereby appoint HSBC Securities (Canada) Inc. my true and lawful proxy to attend, act and vote all the Common Shares of Methanex Corporation (the “Company”) held to my credit at the above meeting, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof and instruct HSBC Securities (Canada) Inc., as Custodian of the Plan, to exercise at the above meeting and at any adjournment of adjournments thereof, or give or grant a proxy to any person which HSBC Securities (Canada) Inc. may select, to exercise, with full power of substitution, the voting rights pertaining to all the Common Shares of the Company held to my credit as follows:
Indicate your voting choice with a check mark ☑ in the appropriate box.
1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE	WITHHOLD
	FOR	VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip Cook	☐	☐
Thomas Hamilton	☐	☐
Robert Kostelnik	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the Board of Directors to fix the remuneration of the auditors:

VOTE FOR ☐	WITHHOLD VOTE ☐
3.
To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

With respect to any amendments or variations to the matters listed above or identified in the Notice of Annual General Meeting of Shareholders and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

Date:	,	2009
Signature of Holder
INSTRUCTIONS:
1.	Record your instructions, sign and mail to CIBC Mellon Trust Company in the enclosed envelope. Alternately, your instructions may be faxed using the following numbers:
If faxing from North America: 1 866 781 3111
If faxing from outside North America: 416 368 2502
2.
If you do not wish to specifically instruct the Custodian how to vote or refrain from voting as the case may be, you should not check any of the above squares. If no specific voting choice has been given for an item, the Custodian or its proxy will vote the shares represented by this Voting Instruction FOR that item.

3.	If this instrument is undated it will be deemed to be dated the date it was mailed to you.

IMPORTANT INFORMATION FOR PARTICIPANTS IN THE
METHANEX CORPORATION SHARE PURCHASE PLAN FOR EMPLOYEES
Common shares purchased by an employee of the Company under the Methanex Corporation Share Purchase Plan for Employees (“ESPP”) remain held by HSBC Invest Direct, a division of HSBC Securities (Canada) Inc., custodian under the ESPP, unless the employee withdraws their shares from the ESPP. Once withdrawn, the shares may either become registered in the name of the employee or an intermediary.
Voting rights attached to ESPP shares which remain held by HSBC Invest Direct may be exercised by employees or their attorneys authorized in writing, by indicating on the Voting Instructions form (on reverse) the necessary directions to HSBC Securities (Canada) Inc. how the ESPP shares are to be voted at the Meeting and returning the Voting Instructions form in the pre-paid envelope or by fax to CIBC Mellon Trust Company at the fax number indicated below. The ESPP shares will then be voted pursuant to those directions. If no choice is specified for an item, the ESPP shares will be voted in favour of management’s propositions. The shares will be voted at the discretion of HSBC Securities (Canada) Inc. or its proxy in respect of amendments to management’s propositions or such other business as may be properly brought before the Meeting. Only ESPP shares in respect of which a Voting Instructions form has been signed and returned will be voted.
As your vote is important, your Voting Instruction Form should be received at least three business days prior to the deadline for deposit of proxies stated in the Information Circular.
A holder of ESPP shares may revoke his or her directions indicated on the Voting Instructions form at any time by a written document executed by the employee or his or her attorney duly authorized in writing which is delivered by mail or fax to CIBC Mellon Trust Company (fax numbers set out below) at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof.
The Voting Instructions form is to be used only with respect to ESPP shares. If an employee holds shares outside the ESPP, the employee may vote those shares either in person or by proxy as described in Part I — “VOTING” of the Information Circular.
Questions?
If you have any questions concerning the process of voting ESPP shares, you may contact the transfer agent, CIBC Mellon Trust Company as follows:
If calling from North America: 1 800 387 0825
If calling from outside North America: 416 643 5500
By email: inquiries@cibcmellon.com
Faxing of Voting Instructions
Voting Instructions may be faxed to CIBC Mellon Trust Company using the following numbers:
If faxing from North America: 1 866 781 3111
If faxing from outside North America: 416 368 2502

METHANEX CORPORATION
PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 5, 2009
The undersigned holder of Common Shares of Methanex Corporation (hereinafter called the “Company”) hereby appoints Pierre Choquette, Chairman of the Board of the Company, or failing him, Bruce Aitken, President and Chief Executive Officer of the Company, or instead of either of them  ____________  the true and lawful proxy of the undersigned to attend, act and vote all the shares of the Company which the undersigned may be entitled to vote at the Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held on May 5, 2009, notice of which Meeting has been received by the undersigned, and at any adjournment or adjournments thereof, and at every poll which may take place in consequence thereof with full power of substitution and with all the powers which the undersigned could exercise if personally present:
Indicate your voting choice with a check mark ☑ in the appropriate box.
1.	To elect the following persons as directors of the Company to hold office until the sooner of the next annual general meeting of the Company or their ceasing to hold office:

	VOTE	WITHHOLD
	FOR	VOTE
Bruce Aitken	☐	☐
Howard Balloch	☐	☐
Pierre Choquette	☐	☐
Phillip Cook	☐	☐
Thomas Hamilton	☐	☐
Robert Kostelnik	☐	☐
Douglas Mahaffy	☐	☐
A. Terence Poole	☐	☐
John Reid	☐	☐
Janice Rennie	☐	☐
Monica Sloan	☐	☐
2.	To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and authorize the Board of Directors to fix the remuneration of the auditors:

VOTE FOR ☐	WITHHOLD VOTE ☐
3.
To vote FOR ☐ or AGAINST ☐ an ordinary resolution to ratify and approve certain amendments to the Company’s Incentive Stock Option Plan, the full text of which resolution is set out in Schedule A to the accompanying Information Circular.

If no specific voting choice has been given for an item, the shares represented by this proxy will be voted FOR the item.
The person exercising this proxy has discretionary authority and may vote the shares represented hereby as such person considers best with respect to amendments or variations to the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting where such amendments, variations or matters were not known to management of the Company a reasonable time prior to the solicitation of this proxy.
All shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the instructions of the undersigned on any ballot that may be called for, and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares represented by the proxy will be voted in accordance with such specifications.
The undersigned hereby revokes any proxy previously given and does further hereby ratify all that said proxy may lawfully do in the premises.

Date:	,	2009
Print Name
Number of Common Shares held:

Signature of Holder
NOTES:

(a)
The proxy must be signed by the holder of Common Shares or the holder’s attorney duly authorized in writing and the power of attorney need not be attached. Where the holder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney thereof duly authorized.

(b)
The proxy must be delivered to CIBC Mellon Trust Company not less than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the commencement of the Meeting or any adjournment thereof. Please use the envelope accompanying these materials or mail the proxy to Proxy Dept., CIBC Mellon Trust Company, P.O. Box 721, Agincourt, ON, M1S 0A1, Canada or send by fax to 416 368 3976 or toll free in North America 1866 781 3111.

(c)
A holder of Common Shares has the right to appoint a person (who need not be a holder of Common Shares) other than those persons named above to represent him, her or it at the Meeting and may exercise this right by inserting the name of such person in the blank space provided above.

(d)	If the proxy is undated, it will be deemed to be dated the date it was mailed to the holder.

Beneficial Holder
(BENEFICIAL HOLDERS SHOULD COMPLETE AND RETURN THIS FORM)
RETURN FORM
METHANEX CORPORATION
The undersigned:

(a)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements and MD&A for such statements (for the fiscal year ended December 31, 2009)	☐

(b)	hereby requests that the undersigned be sent copies of all the Interim Financial Statements and MD&A for such statements (issued before the sending of the proxy-related materials in 2010)	☐
The undersigned certifies that the undersigned is a registered holder of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Print Name:

Mailing Address:

Signature:	Date:

Name & title of person
signing if different from name above:

Name and address of intermediary

through which securities are held
(if applicable)*

*
If Securities are held through an intermediary, but you wish the financial statements and MD&A to be sent to you, provide this information so that the Company can coordinate with the intermediary, if necessary. If you are an objecting beneficial owner, or “OBO”, as defined in NI 54-101, and you wish the financial statements and MD&A to be sent to you through the intermediary that holds securities on your behalf, you should arrange for the intermediary to arrange to request the documents on your behalf.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements.
Our Company Code Number is 5532A.
NOTE: Please do not return this card by mail if you have submitted your request online.

Beneficial Holder
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Corporation”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s annual financial statements and annual MD&A or interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address: or submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 5532A.
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any beneficial owner does not so request such documents, such owner may not be sent these documents. The Corporation reserves the right, in its discretion, to send annual financial statements and MD&A, or any interim financial statements and MD&A, to all beneficial owners who are identified under NI 54-101 as having chosen to receive securityholder materials sent to beneficial owners of securities, notwithstanding elections such beneficial owners may make under the Request Form.
The requirements under NI 51-102 regarding delivery of financial statements and MD&A are in addition to and separate from the procedures regarding delivery of materials pursuant to National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). However, failure to return the Return Form or otherwise specifically request a copy of financial statements or MD&A will override a beneficial owner’s standing instructions under NI 54-101 in respect of such financial statements and MD&A. NI 51-102 requires that this request form must be sent to beneficial owners of securities who are identified under NI 54-101 as having chosen to receive all securityholder materials sent to beneficial owners. As a result, beneficial owners that have been instructed their intermediary to not forward annual meeting materials distributed by the Corporation may not receive this election form.
Please note that only beneficial owners of the Corporation’s securities should return the Return Form. If you are a registered holder of the Corporation’s securities you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to registered holders and complete the Return Form on the last page thereof. (For the purposes hereof “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument) and “beneficial owner” refers to a person or company that beneficially owns securities that are not registered in his or her name, which are held by an “intermediary,” as defined in NI 54-101, (such as a broker or trust company), that is the person or company that is identified as providing instructions contained in a client response form provided pursuant to NI 54-101 or, if no instructions are provided, the person or company that has the authority to provide those instructions).
If you are a beneficial owner, you may wish to provide a copy of the Return Form to the intermediary through which your securities are held, or, if you wish, make arrangements for such intermediary to return the Return Form on your behalf. The Corporation is only required to deliver financial statements and MD&A to the person or company that requests them. As a result, if a beneficial owner requests financial statements and MD&A through an intermediary, the Corporation is only required to deliver the requested documents to the intermediary.
The request to receive financial statements and MD&A pursuant to the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2009 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending proxy-related materials in a subsequent year. Beneficial owners that wish to receive either Annual Financial Statements and MD&A or Interim Financial Statements and MD&A must return a Return Form or otherwise specifically request a copy of the financial statements and MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of the financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.

Registered Holder
(REGISTERED HOLDERS SHOULD COMPLETE AND RETURN THIS FORM)
RETURN FORM
METHANEX CORPORATION
The undersigned:

(a)	hereby informs the Corporation that the undersigned does NOT want a copy of the Annual Financial Statements & MD&A (for such statements for the fiscal year ended December 31, 2009)	☐

(b)	hereby requests that the undersigned be sent a copy of the Annual Financial Statements and MD&A for such statements (for the fiscal year ended December 31, 2009)*	☐

(c)	hereby requests that the undersigned be sent copies of all Interim Financial Statements and MD&A for such statements (issued before the sending of the proxy-related materials in 2010)	☐
The undersigned certifies that the undersigned is a registered holder of securities of the Corporation (other than debt instruments). The undersigned acknowledges that this request shall expire and cease to have effect if the undersigned ceases to be either a registered holder or beneficial owner of securities of the Corporation.

Print Name:

Mailing Address:

Signature:	Date:

Name & title of person signing if different from name above:

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements.
Our Company Code Number is 5532.
NOTE: Please do not return this card by mail if you have submitted your request online.

*
Registered holders will continue to be sent Annual Financial Statements and MD&A whether or not this paragraph is completed unless the holder has informed the Corporation in writing that he or she does not want a copy of such statements.

Registered Holder
METHANEX CORPORATION
REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS
AND MD&A
National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) requires that Methanex Corporation (the “Corporation”) send annually a request form to registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and Management’s Discussion & Analysis form (“MD&A”) for the annual financial statements and the interim financial statements and MD&A for the interim financial statements, or both. Under NI 51-102 the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them. If you wish to receive the Corporation’s interim financial statements and interim MD&A, you should complete the Return Form (the “Return Form”) on the last page hereof. Please forward the completed Return Form to the Corporation’s registrar and transfer agent at the following address or submit your request online at www.cibcmellon.com/FinancialStatements. Our Company code Number is 5532.
CIBC Mellon Trust Company
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1
In addition to the requirements of NI 51-102, pursuant to the requirements of the Canada Business Corporations Act (the “CBCA”), the Corporation must send a copy of its annual financial statements to each registered shareholder, except to a shareholder who has informed the Corporation in writing that he or she does not want a copy of such statements. If you are a registered shareholder and do NOT want to receive a copy of the Corporation’s annual financial statements and annual MD&A (collectively, the “Annual Financial Statements and MD&A”), you should complete the box in paragraph (a) on the Return Form. Registered holders that do not complete that box will continue to be sent the annual financial statements as required pursuant to the CBCA, as well as the annual MD&A.
Whether or not you are electing in paragraph (a) of the Return Form not to receive a copy of the Annual Financial Statements & MD&A, if you wish to receive the Corporation’s interim financial statements and interim MD&A (collectively, the “Interim Financial Statements and MD&A”) you should complete paragraph (c) of the Return Form.
The applicable financial statements and MD&A will be sent, without charge, to the person that made the request. If any registered holder does not so request such documents, such holder may not be sent these documents. The Corporation reserves the right, in its discretion, to send annual financial statements and MD&A to all registered holders, notwithstanding elections which such holders may make under the Request Form.
Please note that only registered holders of the Corporation’s securities should return the Return Form. If you are a beneficial owner of the Corporation’s securities but not a registered holder, you should review the separate Request for Annual and Interim Financial Statements and MD&A which is applicable to beneficial owners and complete the Return Form on the last page thereof. (For the purposes of paragraphs (b) and (c) on the Return Form “registered holders” refers to persons with securities registered in their name (and, in the case of securities which are registered in the name of a “depository,” as defined in NI 54-101, includes a person that is a “participant in a depository,” as defined in that Instrument).
Registered holders that have informed the Corporation pursuant to paragraph (a) on the Return Form that they do not want to receive a copy of the Corporation’s Annual Financial Statements and MD&A who subsequently change their mind should specifically request to receive such statements and MD&A. Such a request received at any time will be considered to override any prior advice that such holder does not wish to receive such statements. The request to receive financial statements and MD&A pursuant to paragraphs (b) or (c) on the Return Form shall be considered applicable to the Corporation’s annual financial statements and MD&A for the fiscal year ending December 31, 2009 and all interim financial statements and MD&A which the Corporation may send to securityholders after the sending of this request form and prior to the Corporation sending proxy-related materials in a subsequent year. Registered holders that wish to receive Interim Financial Statements and MD&A must return a Return Form or otherwise specifically request a copy of the financial statements or MD&A each year to receive such documents thereafter. If you wish to receive copies of financial statements or MD&A for any earlier period, you should send a separate request specifying the requested financial statements and MD&A. The Corporation is not required to send copies of any financial statements and MD&A that was filed more than two years before it receives such request. A copy of the Corporation’s financial statements and MD&A may be accessed under the Corporation’s profile at www.sedar.com.